UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

Commission file number: 001-32749

FRESENIUS MEDICAL CARE AG & Co. KGaA

(Translation of registrant’s name into English)

Else-Kröner Strasse 1

61346 Bad Homburg

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations for the three and nine months ended September 30, 2023 and 2022

i

FRESENIUS MEDICAL CARE AG & Co. KGaA

FINANCIAL INFORMATION

Management’s discussion and analysis

In this report, “FMC AG & Co. KGaA,” or the “Company,” “we,” “us” or “our” refers to Fresenius Medical Care AG & Co. KGaA or Fresenius Medical Care AG & Co. KGaA and its subsidiaries on a consolidated basis, as the context requires. You should read the following discussion and analysis of the results of operations of the Company and its subsidiaries in conjunction with our unaudited interim consolidated financial statements and related notes contained elsewhere in this report and our disclosures and discussions in our consolidated financial statements as of and for the year ended December 31, 2022, prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), the “IFRS® Accounting Standards,” using the euro as our reporting currency, included in our Annual Report on Form 20-F for the year ended December 31, 2022 (our 2022 Form 20-F).

Effective as of January 1, 2023, we commenced reporting reflecting our new global operating model in which we reorganized our business into two global operating segments. Prior to January 1, 2023, discrete financial information was not provided to the chief operating decision maker on the basis of the new structure and the necessary system and reporting changes to effect the new structure were not in place. The term “Care Enablement” refers to our Care Enablement operating segment, which includes research and development, manufacturing, supply chain and commercial operations, as well as supporting functions, such as regulatory and quality management. The term “Care Delivery” refers to the Care Delivery operating segment, which is primarily engaged in providing services for the treatment of end-stage renal disease (ESRD) and other extracorporeal therapies, including value and risk-based care programs, and also includes the pharmaceutical products business and the income from equity method investees related to the sale of certain renal pharmaceuticals from Vifor Fresenius Medical Care Renal Pharma Ltd. in the United States (U.S.), which are used in our clinics to provide health care services to our patients. Our Global Medical Office, which seeks to optimize medical treatments and clinical processes within the Company and supports both Care Delivery and Care Enablement, is centrally managed and its profit and loss are allocated to the segments. Similarly, we allocate costs related primarily to headquarters’ overhead charges, including accounting and finance as well as certain human resources, legal and IT costs, as we believe that these costs are attributable to the segments and used in the allocation of resources to Care Delivery and Care Enablement. These costs are allocated at budgeted amounts, with the difference between budgeted and actual figures recorded at the corporate level. However, certain costs, which relate mainly to shareholder activities, management activities as well as global internal audit, are not allocated to a segment but are accounted for as corporate expenses (Corporate). Financing is a corporate function which is not controlled by the operating segments. Therefore, the Company does not include interest expense relating to financing as a segment measurement. In addition, the Company does not include income taxes as it believes taxes are outside the segments’ control. These activities do not fulfill the definition of a segment according to IFRS 8, Operating Segments and are also reported separately as Corporate. See note 13 of the notes to the consolidated financial statements (unaudited) included in this report for a further discussion on our operating segments.

The abbreviations “THOUS” and “M” are used to denote the presentation of amounts in thousands and millions, respectively. The term “Constant Currency” or at “Constant Exchange Rates” means that we have translated local currency revenue, operating income, net income attributable to shareholders of FMC AG & Co. KGaA and other items for the current reporting period into euro using the prior year exchange rates to provide a comparable analysis without effect from exchange rate fluctuations on translation, as described below under “Financial condition and results of operations – II. Discussion of measures – Non-IFRS® measures.”

Forward-looking statements

This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the Exchange Act). When used in this report, the words “outlook,” “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “guidance,” “target” and similar expressions are generally intended to identify forward looking statements. Although we believe that the assumptions and expectations reflected in such forward-looking statements are reasonable, forward-looking statements are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not be anticipated. Additionally, subsequent events and actual results, financial and otherwise, have differed in the past and, going forward, could differ materially from those set forth in or contemplated by the forward-looking statements contained elsewhere in this report. We have based these forward-looking statements on current estimates and assumptions made to the best of our knowledge. By their nature, such forward-looking statements involve risks, uncertainties, assumptions and other factors which could cause actual results, including our financial condition and profitability, to differ materially, positively or negatively, relative to the results expressly or implicitly described in or suggested by these statements. Moreover, forward-looking estimates or predictions derived from third parties’ studies or information may prove to be inaccurate. Consequently, we cannot give any assurance regarding the future accuracy of the opinions set forth in this report or the actual occurrence of the projected developments described herein. In addition, even if our future results meet the expectations expressed here, those results may not be indicative of our performance in future periods.

FRESENIUS MEDICAL CARE AG & Co. KGaA

These risks, uncertainties, assumptions, and other factors, including associated costs, could cause actual results to differ from our projected results and include, among others, the following:

●	changes in governmental and private payor reimbursement for our complete products and services portfolio, including the U.S. Medicare reimbursement system for dialysis and other health care services, including potentially significant changes to the Patient Protection and Affordable Care Act of 2010 (Pub.L. 111-148), as amended by the Health Care and Education Reconciliation Act (Pub.L. 111-152) (collectively, ACA) that could result from future efforts to revise or repeal the ACA, and changes by regulators to certain reimbursement models, such as the ESRD Treatment Choices (ETC) model and the Comprehensive Kidney Care Contracting (CKCC) model, which could significantly impact performance under these models in unanticipated ways;
●	our ability to accurately interpret and comply with complex current and future government regulations applicable to our business including sanctions and export control laws and regulations, laws and regulations in relation to environmental, social and governance topics, the impact of health care, tax and trade law reforms, in particular the Organisation for Economic Co-operation and Development initiatives for the reallocation of taxation rights to market countries (Pillar one) and introduction of a global minimum tax (Pillar two) as well as potential U.S. tax reform, antitrust and competition laws in the countries and localities in which we operate, other government regulation including, in the U.S., the federal Medicare and Medicaid Fraud and Abuse Amendments of 1977, as amended (the Anti-Kickback Statute), the False Claims Act, the federal Physician Self-Referral Law (the Stark Law), the Civil Monetary Penalty Law, the Health Insurance Portability and Accountability Act, the Health Information Technology for Economic and Clinical Health Act, the Foreign Corrupt Practices Act (FCPA) as well as the Food, Drug and Cosmetic Act and, outside the U.S., inter alia, the European Union (EU) Medical Device Regulation, the EU General Data Protection Regulation, the EU Taxonomy Regulation, the EU Corporate Sustainability Reporting Directive, the German Act on Human Rights Due Diligence in Supply Chains, the two invoice policy, “Buy China” policy, volume-based procurement policies and the Tendering and Bidding Law in China and other related local legislation as well as other comparable regulatory regimes in many of the countries where we supply health care services and/or products;
●	the influence of private payors (including integrated care organizations, commercial insurance and Medicare Advantage plans, also known as Medicare Part C, offered by private health insurers approved by the Centers for Medicare and Medicaid (CMS) to provide their members with Medicare Part A, Part B and usually Part D benefits (Medicare Advantage or MA plans) as well as efforts by these organizations to manage costs by limiting health care benefits, narrowing their networks, reducing provider reimbursement and/or restricting options for patient funding of health insurance premiums, including potential efforts by employer group health plans (EGHPs) and commercial insurers to make dialysis reimbursement payments at a lower “out-of-network” rate as a result of the U.S. Supreme Court’s ruling in Marietta Memorial Hospital Employee Health Benefit Plan, et al. v. DaVita Inc. et al. 142 S. Ct. 1968 (2022), particularly if the U.S. Congress fails to enact proposed legislation that would reverse the effects of that decision;
●	the impact of worldwide pandemics (for example, the severe acute respiratory syndrome coronavirus 2 and the related Coronavirus disease (COVID-19) pandemic), including, without limitation, a significant increase in mortality of patients with chronic kidney diseases as well as an increase in persons experiencing renal failure, the impacts of global viruses on our patients, caregivers, employees, suppliers, supply chain, business and operations, and consequences of economic downturns resulting from global pandemics;
●	our ability to attract and retain skilled employees and risks that personnel shortages and competition for labor, high turnover rates and meaningfully higher personnel costs as well as legislative, union, or other labor-related activities or changes have and will continue to result in significant increases in our operating costs, decreases in productivity and partial suspension of operations and to impact our ability to address additional treatments and growth recovery;
●	the increase in raw material, energy, labor and other costs, including an impact from these cost increases on our cost savings initiatives and increases due to geopolitical conflicts in certain regions (for example, impacts related to the war between Russia and Ukraine (Ukraine War)) as well as the impact that inflation may have on a potential impairment of our goodwill, investments or other assets as noted above;
●	the outcome of government and internal investigations as well as litigation;
●	launch of new technology, introduction of generic or new pharmaceuticals and medical devices that compete with our products or services, advances in medical therapies, including the increased utilization of pharmaceuticals that reduce the progression of chronic kidney disease and its precursors, and new market entrants that compete with our businesses (further information regarding the impact of certain pharmaceuticals that reduce the progression of chronic kidney disease and our analysis of their impact on our cash flow projections and goodwill sensitivity assessments can be found in note 1 of the notes to the consolidated financial statements (unaudited) included in this report);
●	product liability risks and the risk of recalls of our products by regulators;

FRESENIUS MEDICAL CARE AG & Co. KGaA

●	our ability to continue to grow our health care services and products businesses, including through acquisitions, and to implement our strategy;
●	the impact of currency and interest rate fluctuations, including the heightened risk of fluctuations as a result of geopolitical conflicts in certain regions, the impact of the current macroeconomic inflationary environment on interest rates and a related effect on our borrowing costs;
●	potential impairment of our goodwill, investments or other assets due to decreases in the recoverable amount of those assets relative to their book value, particularly as a result of sovereign rating agency downgrades coupled with an economic downturn in various regions or as a result of geopolitical conflicts in certain regions;
●	our ability to protect our information technology systems and protected health information against cyber security attacks or prevent other data privacy or security breaches of our data or the data of our third parties as well as our ability to effectively capture efficiency goals and align with contractual and other requirements related to data offshoring activities;
●	changes in our costs of purchasing and utilization patterns for pharmaceuticals and our other health care products and supplies, the inability to procure raw materials or disruptions in our supply chain;
●	potential increases in tariffs and trade barriers that could result from withdrawal by single or multiple countries from multilateral trade agreements or the imposition of sanctions, retaliatory tariffs and other countermeasures in the wake of trade disputes and geopolitical conflicts in certain regions;
●	collectability of our receivables, which depends primarily on the efficacy of our billing practices, the financial stability and liquidity of our governmental and private payors and payor strategies to delay, dispute or thwart the collection process;
●	our ability to secure contracts and achieve cost savings and desired clinical outcomes in various health care risk management programs in which we participate or intend to participate;
●	the greater size, market power, experience and product offerings of certain competitors in certain geographic regions and business lines;
●	the use of accounting estimates, judgments and accounting pronouncement interpretations in our consolidated financial statements;
●	our ability to achieve projected cost savings within the proposed timeframe as part of the previously announced transformation of our operating structure and steps to achieve cost savings (FME25 Program) and through the divestiture of non-core and dilutive assets as well as the possibility that changing or increasing responsibilities of our employees as a result of this transformation could require additional resources in the short-term;
●	our need to hire the necessary personnel and develop the infrastructure to perform internally the essential capabilities for which we currently receive services from Fresenius SE & Co. KGaA (Fresenius SE), including information technology, insurance and treasury functions, payroll and other human resource functions (including with respect to pensions) as well as communication and media relations support, tax audit and tax support services; and
●	our ability to achieve projected price increases for our products and corresponding services.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Important factors that could contribute to such differences are noted in “Financial condition and results of operations – I. Overview” below, in note 4 e) and note 11 of the notes to the consolidated financial statements (unaudited) included in this report, in note 22 of the notes to the consolidated financial statements included in our 2022 Form 20-F, as well as under “Risk Factors,” “Business overview,” “Operating and financial review and prospects,” and elsewhere in that report. Additional factors can also be found under “Risk Factors” in our Information Statement/Prospectus dated June 6, 2023 (Registration No. 333-271081) that we issued in connection with the EGM held on July 14, 2023 to resolve the change of the Company’s legal form from a partnership limited by shares (Kommanditgesellschaft auf Aktien - KGaA) into a German stock corporation (Aktiengesellschaft - AG) (the Conversion). Further information regarding our efforts to address various environmental, social and governance issues can be found within our Non-financial Group Report available at www.freseniusmedicalcare.com/en/investors/investors-overview/. In referencing our Non-financial Group Report and furnishing this website address in this report, however, we do not intend to incorporate any content from our Non-financial Group Report or information on our website into this report, and any information in our Non-financial Group Report or on our website should not be considered to be part of this report, except as expressly set forth herein.

Our business is also subject to other risks and uncertainties that we describe from time to time in our periodic public filings which can be accessed at the U.S. Securities and Exchange Commission (SEC) website at www.sec.gov. Developments in any of these areas could cause our results to differ materially from the results that we or others have projected or may project.

The actual accounting policies, the judgments made in the selection and application of these policies, as well as the sensitivities of reported results to changes in accounting policies, assumptions and estimates, are additional factors to be considered along with our interim financial statements and the discussion under “Results of operations, financial position and net assets” below. For a discussion of our critical accounting policies, see note 2 of the notes to the consolidated financial statements included in our 2022 Form 20-F.

Rounding adjustments applied to individual numbers and percentages shown in this and other reports may result in these figures differing immaterially from their absolute values. Some figures (including percentages) in this report have been rounded in accordance with commercial rounding conventions. In some instances, such rounded figures and percentages may not add up to 100% or to the totals or subtotals contained in this report. Furthermore, totals and subtotals in tables may differ slightly from unrounded figures contained in this report due to rounding in accordance with commercial rounding conventions. A dash (–) indicates that no data were reported for a specific line item in the relevant financial year or period, while a zero (0) is used when the pertinent figure, after rounding, amounts to zero.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Financial condition and results of operations

I. Overview

We are the world’s leading provider of products and services for individuals with renal diseases based on publicly reported revenue and number of patients treated. We provide dialysis and related services for individuals with renal diseases as well as other health care services. We also develop, manufacture and distribute a wide variety of health care products. Our health care products include hemodialysis machines, peritoneal dialysis cyclers, dialyzers, peritoneal dialysis solutions, hemodialysis concentrates, solutions and granulates, bloodlines, renal pharmaceuticals, systems for water treatment, and acute cardiopulmonary and apheresis products. We supply dialysis clinics we own, operate or manage with a broad range of products and also sell dialysis products to other dialysis service providers. We sell our health care products to customers in around 150 countries and we also use them in our own health care service operations. Our dialysis business is therefore vertically integrated. Our other health care services include value and risk-based care programs, pharmacy services, vascular, cardiovascular and endovascular specialty services as well as ambulatory surgery center services, physician nephrology and cardiology services and ambulant treatment services. We estimate that the size of the global dialysis market was approximately €82 billion in 2022. Dialysis patient growth results from factors such as the aging population and increased life expectancies; shortage of donor organs for kidney transplants; increasing incidence of kidney disease and better treatment of and survival of patients with diabetes, hypertension and other illnesses, which frequently lead to the onset of chronic kidney disease; improvements in treatment quality, new pharmaceuticals and product technologies, which prolong patient life; and improving standards of living in developing countries, which make life-saving dialysis treatment available. We are also engaged in different areas of health care product therapy research.

As a global company delivering health care services and products, we face the challenge of addressing the needs of a wide variety of stakeholders, such as patients, customers, payors, regulators and legislators in many different economic environments and health care systems. In general, government-funded programs (in some countries in coordination with private insurers) pay for certain health care items and services provided to their citizens. Not all health care systems provide payment for dialysis treatment. Therefore, the reimbursement systems and ancillary services utilization environment in various countries significantly influence our business.

Significant U.S. reimbursement developments

The majority of health care services we provide are paid for by governmental institutions. For the nine months ended September 30, 2023, approximately 26% of our consolidated revenue was attributable to U.S. federally-funded health care benefit programs, such as Medicare and Medicaid reimbursement, under which reimbursement rates are set by CMS. Legislative changes could affect reimbursement rates for a significant portion of the services we provide. The stability of reimbursement in the U.S. has been affected by (i) the ESRD prospective payment system (ESRD PPS), (ii) the U.S. federal government across the board spending cuts in payments to Medicare providers commonly referred to as “U.S. Sequestration” (temporarily suspended from May 1, 2020 through March 31, 2022 as part of the U.S. government’s efforts to address the COVID-19 pandemic, after which time a 1% reduction became effective from April 1 to June 30, 2022 and the full 2% sequester resumed on July 1, 2022) and (iii) the reduction to the ESRD PPS rate to account for the decline in utilization of certain drugs and biologicals associated with dialysis pursuant to the American Taxpayer Relief Act of 2012 as subsequently modified under the Protecting Access to Medicare Act of 2014 (PAMA). See detailed discussions on these and further legislative developments below:

●	Under the Medicare Improvements for Patients and Providers Act of 2008 (MIPPA), for patients with Medicare coverage, all ESRD payments for dialysis treatments are made under the ESRD PPS, a single bundled payment rate which provides a fixed payment rate, to encompass substantially all goods and services provided during the dialysis treatment. MIPPA further created the ESRD Quality Incentive Program (QIP) which provides that dialysis facilities in the United States that fail to achieve annual quality standards established by CMS could have base payments reduced in a subsequent year by up to 2%.
●	Additionally, the Budget Control Act of 2011 (BCA) effected a 2% reduction to Medicare payments and subsequent activity in Congress, namely a $1.2 trillion sequester (across-the-board spending cuts) in discretionary programs (U.S. Sequestration) took effect on April 1, 2013 and continues in force. In March 2021, President Biden signed the American Rescue Plan Act of 2021 (the American Rescue Plan Act) which the Congressional Budget Office has estimated will result in budget deficits that required a 4% reduction in Medicare program payments for 2022 under the Statutory Pay-As-You-Go Act of 2010 (Statutory PAYGO). The Protecting Medicare and American Farmers from Sequester Cuts Act deferred until 2023 the 4% reduction in Medicare program payments that would have been triggered by Statutory PAYGO as a result of the budgetary impact of the American Rescue Plan Act and the Consolidated Appropriations Act of 2023 again suspended Statutory PAYGO sequestration for 2023 and 2024. Spending cuts pursuant to U.S. Sequestration have adversely affected our operating results in the past and, with the suspension having been lifted, will continue to do so. In addition, options to restructure the Medicare program in the direction of a defined contribution, “premium support” model and to shift Medicaid funding to a block grant or per capita arrangement, with greater flexibility for the states, have been proposed or considered from time to time. Changes in payment methodologies and funding or payment requirements of (without limitation) the ESRD PPS, the Physician Fee Schedule, the Clinical Laboratory Fee Schedule, and the Ambulatory Surgical Center Payment System may have material effects on our operating results. We may

FRESENIUS MEDICAL CARE AG & Co. KGaA

also experience changes in the interpretation of government regulations by the courts. We have very little opportunity to influence or predict the magnitude of those changes.
●	On October 27, 2023, CMS issued a final rule for the ESRD PPS rate for calendar year (CY) 2024. The final base rate per treatment for CY 2024 is $271.02, which represents a 2.1% increase from the CY 2023 base rate of $265.57. The final 2.1% increase is based on a market basket increase of 2.4% partially offset by a 0.3% multifactor productivity adjustment that is mandated by the ACA. The final rule provides for a routine update to the wage index based on existing policy, which we believe does not fully account for the significant increase in labor costs over the past few years. The Acute Kidney Injury payment rate for CY 2024 is equal to the CY 2024 ESRD PPS base rate. CMS notes that the 1.0 percent target for ESRD outlier payments was not achieved in CY 2022. Outlier payments represented approximately 0.8 percent of total payments rather than 1.0 percent, very close to the target compared to prior years. CMS finalized policies clarifying criteria for the transitional add-on payment adjustment for new and innovative equipment and supplies (TPNIES). CMS has finalized a change to the ESRD PPS transitional drug add-on payment adjustment (TDAPA) related policy for CY 2024. CMS finalized a new add-on payment adjustment for certain new renal dialysis drugs and biological products in existing ESRD PPS functional categories after the end of the TDAPA period. CMS terms this the “post-TDAPA payment adjustment.” CMS also established and applied a new add-on payment adjustment of 30 percent of the per treatment payment amount to all renal dialysis services furnished to pediatric ESRD patients effective January 1, 2024, for CYs 2024, 2025 and 2026. CMS also requires ESRD facilities to report “time on machine” (that is, the amount of time that a beneficiary spends receiving an in-center hemodialysis treatment) on claims. The overall impact of the CY 2024 changes is projected to be a 2.1 percent increase in Medicare payments. CMS estimates that the aggregate ESRD PPS expenditures will increase by approximately $190 million in CY 2024 compared to CY 2023. This reflects a $180 million increase from the payment rate update, including approximately $10 million in estimated TDAPA payments.
●	Under the ESRD QIP, CMS assesses the total performance of each facility on a set of measures specified per payment year and applies up to a 2 percent payment reduction to facilities that do not meet a minimum total performance score. In the CY 2024 final rule, CMS added or modified a number of measures in the proposed rule effective in both 2026 and 2027 including the “Screening for Social Drivers of Health” reporting measure, the “Facility Commitment to Health Equity” reporting measure and others. CMS also removed several measures including the “Ultrafiltration Rate” reporting measure.
●	On July 13, 2023, CMS announced the CY 2024 proposed rule for hospital outpatient and ambulatory surgery center (ASC) payment systems. The proposed rule to update the ASC payment system for CY 2024 generally increases the reimbursement rates for the range of procedures provided in an ASC. The proposed average increase is 2.8% compared to the prior year. On July 13, 2023, CMS also issued the proposed Physician Fee Schedule for CY 2024. The proposed CY 2024 Physician Fee Schedule conversion factor is $32.75, a decrease of $1.14 (or 3.34%) from the current CY 2023 conversion factor of $33.89. By factors specified in law, overall payment rates under the Physician Fee Schedule are proposed to be reduced by 1.25% in CY 2024 compared to CY 2023. The Consolidated Appropriations Act of 2023 provides for a 1.25% increase to the conversion factor in 2024 to mitigate expected cuts.
●	On April 29, 2022, CMS issued a final rule for CY 2023 Medicare Advantage plans in which CMS finalized a requirement that MA plans calculate the maximum out-of-pocket (MOOP) limit (after which the plan pays 100 percent of MA costs) based on the accrual of all Medicare cost-sharing in the plan benefit, whether that Medicare cost-sharing is paid by the beneficiary, Medicaid or other secondary insurance, or remains unpaid (including when the cost-sharing is not paid because of state limits on the amounts paid for Medicare cost-sharing and the exemption for dually eligible individuals’ (i.e., individuals who are entitled to Medicare Part A and/or Part B and are eligible for some form of Medicaid benefit) from Medicare cost-sharing). While some payors were already calculating MOOP in this way, the rule change potentially limits the amount of uncollected cost-sharing we will experience for dual eligible patients in 2023. CMS projects that the change will save state Medicaid agencies $2 billion (€2 billion) over ten years while increasing payment to health care providers, including dialysis providers, serving dually eligible beneficiaries by $8 billion (€8 billion) over ten years. We have managed care contracts to provide services as in-network providers with many Medicare Advantage and commercial insurance plans. Medicare Advantage plans are required to pay to their out-of-network providers at least the rate applicable in the traditional Medicare fee-for-service program. As a result, Medicare Advantage plans with which we do not have a contract will pay at least 80 percent of the prospective payment amount for the ESRD PPS items and services we provide their members. On May 22, 2020, CMS issued a regulation that removed outpatient dialysis from its list of specialty facilities that are subject to specific time-and-distance standards regarding Medicare Advantage network adequacy. While we have seen no material impact to date, this regulation may impede our ability to participate in Medicare Advantage plan networks in the future.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Presently, there is considerable uncertainty regarding possible future changes in health care regulation, including the regulation of reimbursement for dialysis services. As a consequence of the pressure to decrease health care costs, government reimbursement rate increases in the U.S. have historically been limited and are expected to continue in this fashion. However, any significant decreases in Medicare, commercial insurance or Medicare Advantage plans or patient access to commercial insurance or Medicare Advantage plans could have material adverse effects on our health care services business and, because the demand for dialysis products is affected by Medicare reimbursement, on our products business. To the extent that increases in operating costs that are affected by inflation, such as labor and supply costs, are not fully reflected in a compensating increase in reimbursement rates, our business and results of operations would be adversely affected. In addition, the United States Supreme Court’s recent ruling in Marietta Memorial Hospital Employee Health Benefit Plan, et al. v. DaVita Inc. et al. 142 S. Ct. 1968 (2022) (Marietta) will make it easier for health plans to design plan benefits for Medicare eligible ESRD patients in a way that makes commercial insurance relatively less attractive to ESRD patients and Medicare relatively more attractive. The Marietta ruling may also result in certain EGHPs reducing the benefits offered for dialysis, which could, depending on the number of patients impacted, have a material and adverse impact on our business, financial condition and results of operation. In July and August 2022, the Restore Protections for Dialysis Patients Act (H.R. 8594/S. 4750) was introduced in both the House and Senate. The intent of the bill is to return to the understanding of the Medicare Secondary Payer Act before the Marietta decision. The sponsors of the bill are working to introduce a bill in the current U.S. Congress that would address the Marietta decision. While we do not expect the Marietta ruling to significantly impact plans for 2023, Medicare and Medicaid reimbursement rates are generally lower than the reimbursement rates paid by commercial insurers and a shift of commercially insured patients to Medicare and Medicaid could have a material adverse impact on our business, financial condition and results of operations in 2024 and beyond. For additional information regarding these regulatory matters, see “Information on the Company—Regulatory and Legal Matters—Health Care Reform” in our 2022 Form 20-F.

For additional information, see “Risk Factors” included in our 2022 Form 20-F.

Premium assistance programs

The operation of charitable insurance premium assistance programs such as that offered by the American Kidney Fund has received increased attention over the last few years by CMS and state insurance regulators and legislators. The result may be a regulatory framework that differs from the current framework or that varies from state to state. Even in the absence of actions by CMS or state regulators and legislatures to restrict the access that patients currently have to premium assistance programs, insurers are likely to continue efforts to thwart charitable premium assistance by premium assistance programs to our patients. If successful in a material area or scope of our U.S. operations, these efforts would have a material adverse impact on our business and operating results.

Executive order-based models

On July 10, 2019, an Executive Order on advancing kidney health was signed in the United States. Among other things, the order instructed the Secretary of the U.S. Department of Health and Human Services (HHS) to develop new Medicare payment models to encourage identification and earlier treatment of kidney disease as well as increased home dialysis and transplants. One of those models, for which the rule was finalized on September 29, 2020 and later amended through finalized changes on October 29, 2021, the ESRD ETC model, is a mandatory model that creates financial incentives for home treatment and kidney transplants with a start date in January 2021 and ending in June 2027. This model applies both upside and downside payment adjustments to claims submitted by physicians and dialysis facilities for certain Medicare home dialysis patients over the span of six and one-half years. Participants in this model are based on a random selection of 30% of the Hospital Referral Regions. As of September 30, 2023, 974 of our U.S. dialysis facilities, representing approximately 35% of our U.S. dialysis facilities, are within the random selection of Hospital Referral Regions and therefore are in areas selected for participation in the model. An initial upside-only payment, Home Dialysis Payment Adjustment (HDPA), will be applied for the first three years of the model, beginning in January 2021, in decreasing payment adjustments ranging from 3% in the first HDPA payment year, to 2% in the second HDPA payment year, and to 1% in the final HDPA payment year. This model also includes a Performance Payment Adjustment (PPA) beginning in July 2022. PPA payments will be a combined calculation of home dialysis (home, self-dialysis and nocturnal in-center) and transplant (living donor transplants and transplant waitlist) rates based upon a participant’s historic performance and/or increasingly weighted benchmark data from comparison geographic areas. CMS utilizes a two-tiered approach in PPA scoring to stratify participants with a high volume of beneficiaries who are dual-eligible for Medicare and Medicaid or Low Income Subsidy recipients. Possible PPA payment adjustments increase over time and will range from (5%) to 4% in the first PPA payment year (beginning July 2022) for both physicians and facilities and increase to (9%) and 8% for physicians and (10%) and 8% for facilities in the final PPA payment year (ending in June 2027).

On October 31, 2022, CMS finalized refinements to the ETC model, including a change to the improvement in scoring methodology and a change to the requirements related to flexibilities regarding furnishing and billing kidney disease patient education services under the ETC model. CMS also discussed its intent to publish participant-level performance data. These changes did not result in additional estimated savings to the Medicare program. At this time, our payment adjustments from the ETC model have resulted in a net positive adjustment.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Pursuant to the Executive Order, the Secretary of HHS also announced voluntary payment models, Kidney Care First (KCF) and CKCC models (graduated, professional and global), which aim to build on the existing Comprehensive ESRD Care model. These voluntary models create financial incentives for health care providers to manage care for Medicare beneficiaries with chronic kidney disease stages 4 and 5 and with ESRD, to delay the start of dialysis, and to incentivize kidney transplants. The voluntary models allow health care providers to take on various amounts of financial risk by forming an entity known as a Kidney Care Entity (KCE). Two options, the CKCC global and professional models, allow renal health care providers to assume upside and downside financial risk. A third option, the CKCC graduated model, is limited to assumption of upside risk, but is unavailable to KCEs that include large dialysis organizations such as the Company. Under the global model, the KCE is responsible for 100 percent of the total cost of care for all Medicare Part A and B services for aligned beneficiaries, and under the professional model, the KCE is responsible for 50 percent of such costs. Applications for the voluntary models were submitted in January 2020. We submitted 25 CKCC applications to participate in the professional model and were also included in four other CKCC applications submitted by nephrologists. All 29 of these KCE applications were accepted in June 2020. Of the 29 accepted applications, 28 KCEs have elected to participate in the implementation period, which started on October 15, 2020, and provided a start-up period during which the KCE is not at financial risk. The KCEs started assuming financial risk at the start of the first performance year on January 1, 2022. Of the 28 KCEs participating in the implementation period, we moved forward with 20 of the KCEs during the first performance year. The CKCC model is expected to run through 2026. For the second performance year in the CKCC model, we submitted 4 additional CKCC applications (3 under the professional option and 1 under the global option) and were also included in one other CKCC application submitted by nephrologists under the global option. All 5 applications were accepted, though we notified CMS that we will not move forward with one of those applications. These newly accepted KCEs started assuming financial risk as of January 1, 2023. As of September 2023, approximately 53,000 patients were aligned to KCEs in which we participated.

Company structure

As noted above, on January 1, 2023 we commenced reporting reflecting our new global operating model in which we reorganized our business into two global operating segments: Care Delivery and Care Enablement. Items allocated to Corporate, as defined above, are excluded from our analysis of segment results and are discussed below in the discussion of our consolidated results of operations. See note 13 of the notes to the consolidated financial statements (unaudited) included in this report for a further discussion on our operating segments.

On February 21, 2023, the supervisory board of Fresenius Medical Care Management AG (Management AG) approved the management board of Management AG’s (Management Board) resolution to initiate firm plans for the Conversion of the Company’s legal form. An EGM of the Company was held on July 14, 2023 to resolve on the Conversion. In connection with the EGM, the Company filed a registration statement on Form F-4 with the SEC that was declared effective on June 6, 2023. The Information Statement/Prospectus included in the F-4 registration statement was made available to the Company’s shareholders and contains additional information regarding the proposed change of legal form and is available on the SEC’s website, www.sec.gov. At the EGM, shareholders approved the proposed resolutions by the required majority. Upon effectiveness of the Conversion, which will occur upon registration of the Conversion with the competent commercial register, Management AG, a subsidiary of Fresenius SE, will exit the Company and Fresenius SE will cease to control (as defined by IFRS 10, Consolidated Financial Statements) the Company. For further information regarding the Conversion, see note 1 of the notes to the consolidated financial statements (unaudited) included in this report. For information regarding certain litigation filed against the resolutions adopted at the EGM, see note 11 of the notes to the consolidated financial statements (unaudited) included in this report.

On October 1, 2023, Martin Fischer became Chief Financial Officer and a member of the Management Board.

FRESENIUS MEDICAL CARE AG & Co. KGaA

II. Discussion of measures

Non-IFRS measures

Certain of the following financial measures and other financial information as well as discussions and analyses set out in this report include measures that are not defined by IFRS Accounting Standards (Non-IFRS Measure). We believe this information, along with comparable IFRS Accounting Standards financial measurements, is useful to our investors as it provides a basis for assessing our performance, payment obligations related to performance-based compensation, our compliance with covenants and enhanced transparency as well as comparability of our results. Non-IFRS® financial measures should not be viewed or interpreted as a substitute for financial information presented in accordance with IFRS Accounting Standards.

Constant Exchange Rates or Constant Currency (Non-IFRS Measure)

Our presentation of some financial measures used in this report such as changes in revenue, operating income and net income attributable to shareholders of FMC AG & Co. KGaA (or net income) includes the impact of translating local currencies to our reporting currency for financial reporting purposes. We calculate and present these financial measures using both IFRS Accounting Standards and at constant exchange rates in our publications to show changes in these metrics and other items without giving effect to period-to-period currency fluctuations. Under IFRS Accounting Standards, amounts received in local (non-euro) currency are translated into euro at the average exchange rate for the period presented. Once we translate the local currency for the constant currency, we then calculate the change, as a percentage, of the current period calculated using the prior period exchange rates versus the prior period. This resulting percentage is a Non-IFRS Measure referring to a change as a percentage at constant currency. These currency-adjusted financial measures are identifiable by the designated terms “Constant Exchange Rates” or “Constant Currency.”

We believe that the measures at Constant Currency are useful to investors, lenders and other creditors because such information enables them to gauge the impact of currency fluctuations on our revenue, operating income, net income attributable to shareholders of FMC AG & Co. KGaA and other items from period to period. In addition, under our long-term incentive plans, we measure the attainment of certain predetermined financial targets for revenue growth and net income growth in Constant Currency. However, we limit our use of Constant Currency period-over-period changes to a measure for the impact of currency fluctuations on the translation of local currency into euro. We do not evaluate our results and performance without considering both:

(1)	period-over-period changes in revenue, operating income, net income attributable to shareholders of FMC AG & Co. KGaA and other items prepared in accordance with IFRS Accounting Standards, and
(2)	Constant Currency changes in revenue, operating income, net income attributable to shareholders of FMC AG & Co. KGaA and other items.

We caution the readers of this report not to consider these measures in isolation, but to review them in conjunction with changes in revenue, operating income, net income attributable to shareholders of FMC AG & Co. KGaA and other items prepared in accordance with IFRS Accounting Standards. We present the growth rate derived from non-IFRS measures next to the growth rate derived from IFRS Accounting Standards measures such as revenue, operating income, net income attributable to shareholders of FMC AG & Co. KGaA and other items. As the reconciliation is inherent in the disclosure included within “Results of operations, financial position and net assets,” below, we believe that a separate reconciliation would not provide any additional benefit.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Return on invested capital (ROIC) (Non-IFRS Measure)

ROIC is the ratio of operating income, for the last twelve months, after tax (net operating profit after tax or NOPAT) to the average invested capital of the last five quarter closing dates, including adjustments for acquisitions and divestitures made during the last twelve months with a purchase price above a €50 M threshold, consistent with the respective adjustments made in the determination of adjusted EBITDA below (see “Net leverage ratio (Non-IFRS Measure)”). ROIC expresses how efficiently we allocate the capital under our control or how well we employ our capital with regard to investment projects. The following tables show the reconciliation of average invested capital to total assets, which we believe to be the most directly comparable IFRS Accounting Standards financial measure, and how ROIC is calculated:

Reconciliation of average invested capital and ROIC (Non-IFRS Measure, unadjusted)

in € M, except where otherwise specified

	September 30,	June 30,	March 31,	December 31,	September 30,
2023	2023	2023	2023	2022	2022

Total assets	35,635	34,960	35,501	35,754	38,406
Plus: Cumulative goodwill amortization and impairment loss	703	644	640	645	699
Minus: Cash and cash equivalents (1)	(1,574)	(1,363)	(1,224)	(1,274)	(1,114)
Minus: Loans to related parties	—	—	—	(1)	(3)
Minus: Deferred tax assets	(304)	(314)	(307)	(313)	(328)
Minus: Accounts payable to unrelated parties (1)	(762)	(721)	(822)	(813)	(828)
Minus: Accounts payable to related parties	(92)	(99)	(91)	(118)	(81)
Minus: Provisions and other current liabilities (2)	(3,235)	(3,018)	(3,007)	(3,008)	(3,488)
Minus: Income tax liabilities	(263)	(230)	(215)	(171)	(242)
Invested capital	30,108	29,859	30,475	30,701	33,021
Average invested capital as of September 30, 2023	30,833

Operating income	1,294
Income tax expense (3)	(520)
NOPAT	774

ROIC in %	2.5

Reconciliation of average invested capital and ROIC (Non-IFRS Measure, unadjusted)

in € M, except where otherwise specified

	December 31,	September 30,	June 30,	March 31,	December 31,
2022	2022	2022	2022	2022	2021

Total assets	35,754	38,406	36,070	34,724	34,367
Plus: Cumulative goodwill amortization and impairment loss	645	699	665	641	612
Minus: Cash and cash equivalents	(1,274)	(1,114)	(1,025)	(1,173)	(1,482)
Minus: Loans to related parties	(1)	(3)	(1)	(4)	(15)
Minus: Deferred tax assets	(313)	(328)	(310)	(299)	(315)
Minus: Accounts payable to unrelated parties	(813)	(828)	(837)	(790)	(736)
Minus: Accounts payable to related parties	(118)	(81)	(102)	(70)	(121)
Minus: Provisions and other current liabilities (2)	(3,008)	(3,488)	(3,222)	(3,188)	(3,319)
Minus: Income tax liabilities	(171)	(242)	(207)	(194)	(174)
Invested capital	30,701	33,021	31,031	29,647	28,817
Average invested capital as of December 31, 2022	30,643

Operating income	1,512
Income tax expense (3)	(487)
NOPAT	1,025

FRESENIUS MEDICAL CARE AG & Co. KGaA

Adjustments to average invested capital and ROIC

in € M, except where otherwise specified

	December 31,	September 30,	June 30,	March 31,	December 31,
2022	2022	2022(4)	2022(4)	2022(4)	2021(4)

Total assets	—	—	576	539	528
Minus: Cash and cash equivalents	—	—	(55)	(52)	(51)
Minus: Accounts payable to unrelated parties	—	—	(9)	(8)	(8)
Minus: Provisions and other current liabilities (2)	—	—	(4)	(4)	(3)
Invested capital	—	—	508	475	466
Adjustment to average invested capital as of December 31, 2022	290

Adjustment to operating income (4)	(25)
Adjustment to income tax expense (4)	8
Adjustment to NOPAT	(17)

Reconciliation of average invested capital and ROIC (Non-IFRS Measure)

in € M, except where otherwise specified

	December 31,	September 30,	June 30,	March 31,	December 31,
2022	2022	2022(4)	2022(4)	2022(4)	2021(4)

Total assets	35,754	38,406	36,646	35,263	34,895
Plus: Cumulative goodwill amortization and impairment loss	645	699	665	641	612
Minus: Cash and cash equivalents	(1,274)	(1,114)	(1,080)	(1,225)	(1,533)
Minus: Loans to related parties	(1)	(3)	(1)	(4)	(15)
Minus: Deferred tax assets	(313)	(328)	(310)	(299)	(315)
Minus: Accounts payable to unrelated parties	(813)	(828)	(846)	(798)	(744)
Minus: Accounts payable to related parties	(118)	(81)	(102)	(70)	(121)
Minus: Provisions and other current liabilities (2)	(3,008)	(3,488)	(3,226)	(3,192)	(3,322)
Minus: Income tax liabilities	(171)	(242)	(207)	(194)	(174)
Invested capital	30,701	33,021	31,539	30,122	29,283
Average invested capital as of December 31, 2022	30,933

Operating income (4)	1,487
Income tax expense (3), (4)	(479)
NOPAT	1,008

ROIC in %	3.3

(1)	Includes amounts related to assets, and associated liabilities, classified as held for sale (see note 3 of the notes to the consolidated financial statements (unaudited) included in this report).
(2)	Including non-current provisions, non-current labor expenses and variable payments outstanding for acquisitions and excluding pension liabilities and noncontrolling interests subject to put provisions.
(3)	Adjusted for noncontrolling partnership interests.
(4)	Including adjustments for acquisitions and divestitures made during the last twelve months with a purchase price above a €50 M threshold.

Net cash provided by (used in) operating activities in % of revenue

Our consolidated statement of cash flows indicates how we generated and used cash and cash equivalents. In conjunction with our other primary interim financial statements, it provides information that helps us evaluate changes to our net assets and our financial structure (including liquidity and solvency). Net cash provided by (used in) operating activities is applied to assess whether a business can internally generate the cash required to make the necessary replacement and expansion of investments. This indicator is impacted by the profitability of our business and the development of working capital, mainly receivables. Net cash provided by (used in) operating activities in percent of revenue shows the percentage of our revenue that is available in terms of financial resources. This measure is an indicator of our operating financial strength.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Free cash flow in % of revenue (Non-IFRS Measure)

Free cash flow (which we define as net cash provided by (used in) operating activities after capital expenditures, before acquisitions and investments) refers to the cash flow we have at our disposal, including cash flows that may be restricted for other uses. This indicator shows the percentage of revenue available for acquisitions and investments, dividends to shareholders, reducing debt financing or for repurchasing shares.

For a reconciliation of cash flow performance indicators for the nine months ended September 30, 2023 and 2022 which reconciles free cash flow and free cash flow in percent of revenue to Net cash provided by (used in) operating activities and Net cash provided by (used in) operating activities in percent of revenue, see “III. Results of operations, financial position and net assets - Financial position - Sources of Liquidity.”

Net leverage ratio (Non-IFRS Measure)

The net leverage ratio is a performance indicator used for capital management. To determine the net leverage ratio, debt and lease liabilities less cash and cash equivalents (net debt) is compared to adjusted EBITDA (earnings before interest, taxes, depreciation and amortization), adjusted for:

●	the effects of acquisitions and divestitures made during the last twelve months with a purchase price above a €50 M threshold as defined in our €2 billion sustainability-linked syndicated revolving credit facility (Syndicated Credit Facility) (see note 8 of the notes to the consolidated financial statements (unaudited) included in this report),
●	non-cash charges,
●	impairment loss (including any impairment losses associated with the FME25 Program and Legacy Portfolio Optimization, as defined below), and
●	special items, including:
i.	costs related to our FME25 Program,
ii.	the impact from the initial application of hyperinflationary accounting under IAS 29, Financial Reporting in Hyperinflationary Economies (IAS 29), in Turkiye (Hyperinflation in Turkiye),
iii.	the impact from the remeasurement of our investment in Humacyte, Inc. (Humacyte Investment Remeasurement),
iv.	the net gain related to the business combination completed on August 24, 2022 among Fresenius Health Partners, Inc. (FHP), the value-based care division of our previously wholly-owned subsidiary Fresenius Medical Care Holdings, Inc., with InterWell Health LLC, a physician organization driving innovation in the kidney care space in the U.S., and Cricket Health, Inc. (Cricket), a U.S. provider of value-based kidney care with a patient engagement and data platform. The new company operates under the InterWell Health brand (InterWell Health). The net gain includes the remeasurement gain of our investment, prior to the transaction, in InterWell Health LLC, the impairment of certain long-lived intangible assets belonging to Acumen Physician Solutions, LLC which was transferred to InterWell Health as part of the transaction and certain transaction-related costs (Net Gain Related to InterWell Health) (for further information regarding the InterWell Health business combination, see note 2 of the notes to the consolidated financial statements (unaudited) included in this report),
v.	bad debt expense in Russia and Ukraine and the impairment of a production plant and associated machines resulting from economic sanctions imposed on Russia, which negatively impacted our supply chain to the country, as a result of the Ukraine War (Impacts Related to the War in Ukraine). Although to date the Ukraine War has had minimal impact on our impairment testing of goodwill, as we continue to treat patients and provide health care products to our clinics in those countries, receive reimbursements and generate cash flows, it has had an impact on the valuation of certain assets and receivables as a result of the ongoing hostilities,
vi.	certain costs associated with the proposed Conversion, primarily related to the requisite relabeling of our products, transaction costs (such as costs for external advisors and conducting an extraordinary general meeting) and costs related to the establishment of dedicated administrative functions required to manage certain services which are currently administered at the Fresenius SE group level and paid by the Company through corporate charges (Legal Form Conversion Costs), and
vii.	impacts from strategic divestitures identified during the review of our business portfolio, mainly due to exiting unsustainable markets and non-core businesses, as well as the cessation of certain research and development programs to enable more focused capital allocation towards areas in our core business that are expected to have higher profitable growth (Legacy Portfolio Optimization). During the nine months ended September 30, 2023, these costs mainly comprise the derecognition of capitalized development costs and the impairment of intangible assets (licenses and distribution rights) as well as termination costs (including certain contractual obligation expenses) related to a dialysis cycler development program which

FRESENIUS MEDICAL CARE AG & Co. KGaA

was discontinued in the first quarter of 2023 and other expenses related to divestitures agreed upon in the second and third quarters of 2023 (see note 3 of the notes to the consolidated financial statements (unaudited) included in this report).

The ratio is an indicator of the length of time the Company needs to service the net debt out of its own resources. We believe that the net leverage ratio provides alternative information that management believes to be useful in assessing our ability to meet our payment obligations in addition to considering the absolute amount of our debt. We have a strong market position in a growing, global and mainly non-cyclical market. Furthermore, most of our customers have a high credit rating as the dialysis industry is characterized by stable and sustained cash flows. We believe this enables us to work with a reasonable proportion of debt.

Adjusted EBITDA, a non-IFRS Measure, is used in our capital management and is also relevant in major financing instruments, including the Syndicated Credit Facility. You should not consider adjusted EBITDA to be an alternative to net earnings determined in accordance with IFRS Accounting Standards or to cash flow from operations, investing activities or financing activities. In addition, not all funds depicted by adjusted EBITDA are available for management’s discretionary use. For example, a substantial portion of such funds are subject to contractual restrictions and functional requirements to fund debt service, capital expenditures and other commitments from time to time as described in more detail elsewhere in this report.

For our self-set target range for the net leverage ratio and a reconciliation of adjusted EBITDA and net leverage ratio as of September 30, 2023 and December 31, 2022, see “III. Results of operations, financial position and net assets - Financial position - Sources of Liquidity.”

III. Results of operations, financial position and net assets

Highlights

The following items represent notable impacts or trends in our business and/or industry for the three and nine months ended September 30, 2023:

Legacy Portfolio Optimization

As noted above, we are reviewing our business portfolio, specifically with a view to exiting unsustainable markets and non-core businesses and the cessation of certain research and development programs to enable more focused capital allocation towards areas in our core business that are expected to have higher profitable growth. During the three and nine months ended September 30, 2023, the impacts from Legacy Portfolio Optimization mainly comprise the costs described in vii., above, under “Net leverage ratio (Non-IFRS Measure)” (see note 3 of the notes to the consolidated financial statements (unaudited) included in this report).

Overall, the impacts from Legacy Portfolio Optimization resulted in a negative effect on operating income of €53 M and €147 M for the three and nine months ended September 30, 2023, respectively.

Inflation and higher energy prices as well as raw material costs

The challenging macroeconomic inflationary environment persists, resulting in higher raw material costs as well as increased energy prices, although there are indications that raw material markets are stabilizing as expected. As the inflationary environment persists, we expect that earnings development will continue to be significantly impacted, in particular in Care Enablement, for 2023.

FME25 Program

Effective as of January 1, 2023, we commenced reporting reflecting our new global operating model in which we reorganized our business into two global operating segments. Prior to January 1, 2023, discrete financial information was not provided to the chief operating decision maker on the basis of the new structure and the necessary system and reporting changes to effect the new structure were not in place. For further information see, note 13 of the notes to the consolidated financial statements (unaudited) included in this report.

Overall, the costs related to the FME25 Program resulted in a negative impact to operating income of €49 M and €100 M for the three and nine months ended September 30, 2023, respectively (€53 M and €109 M for the three and nine months ended September 30, 2022, respectively). For the three and nine months ended September 30, 2023, recurring savings related to the FME25 Program were €97 M and €232 M, respectively (€30 M and €58 M for the three and nine months ended September 30, 2022, respectively).

In the discussion of our results for the three and nine months ended September 30, 2023 compared to the three and nine months ended September 30, 2022 below, the effects of the costs and savings related to the FME25 Program are presented on a net basis.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Other Trends

During 2022, we faced unprecedented challenges in the labor market, particularly in the U.S., resulting in staff shortages, high turnover rates and meaningfully higher costs. We have seen a stabilization of both the labor market and the inflationary environment. Additionally, while overall treatments decreased slightly for the nine months ended September 30, 2023 compared to the nine months ended September 30, 2022 as the annualization effect of COVID-19-related excess mortality continues to impact growth, the first nine months of 2023 have shown a trend towards improving treatment volumes globally, with sequentially stable underlying treatment volumes in the U.S., which were negatively affected by the cancellation of less profitable acute care contracts contributing a 0.6% decline in Same Market Treatment Growth (as defined below) for both the three and nine months ended September 30, 2023, as indicated in the discussion of our consolidated revenue and operating segment results and in the tables under “Key Performance Indicators,” below.

The following sections summarize our consolidated results of operations, financial position and net assets as well as key performance indicators by reporting segment, as well as Corporate, for the periods indicated. We prepared the information consistent with the manner in which management internally disaggregates financial information to assist in making operating decisions and evaluating management performance.

Results of operations

Revenue and operating income generated in countries outside the eurozone are subject to currency fluctuations. As a significant portion of our operations are derived from our businesses in the U.S., the development of the euro against the U.S. dollar can have a material impact on our results of operations, financial position and net assets and the impacts of foreign currency transaction and translation effects are included in the discussion of our key and secondary performance indicators below.

Three months ended September 30, 2023 compared to three months ended September 30, 2022

Results of operations

in € M

			Change in %
	For the three months ended			Currency
	September 30,			translation	Constant
	2023	2022	As reported	effects	Currency(1)

Revenue	4,936	5,096	(3)	(10)	7
Costs of revenue	(3,707)	(3,853)	(4)	10	6
Selling, general and administrative costs	(794)	(817)	(3)	8	5
Research and development	(53)	(61)	(14)	3	(11)
Income from equity method investees	23	17	30	(1)	31
Other operating income(2)	65	158	(79)	(4)	(75)
Other operating expense(2)	(146)	(215)	(33)	19	(14)
Remeasurement Gain from InterWell Health	—	147
Operating income	324	472	(31)	(3)	(28)
Operating income margin	6.6	9.3
Interest income	25	16	57	(27)	84
Interest expense	(114)	(92)	23	8	31
Income tax expense	(88)	(112)	(21)	3	(18)
Net income	147	284	(48)	(3)	(45)
Net income attributable to noncontrolling interests	(63)	(54)	19	8	27
Net income attributable to shareholders of FMC AG & Co. KGaA	84	230	(63)	(2)	(61)
Basic and diluted earnings per share in €	0.29	0.78	(63)	(2)	(61)

(1)	For further information on Constant Exchange Rates, see “II. Discussion of measures – Non–IFRS measures” above.
(2)	For further information regarding the revised presentation of other operating income and other operating expense, see note 1 and note 4 c) of the notes to the consolidated financial statements (unaudited) included in this report.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Key Performance Indicators

The following discussions include our two operating and reportable segments and the measures we use to manage these segments. Due to the change in our operating structure as of January 1, 2023, as mentioned above, we have restated the financial information for the comparable prior period for our operating segments in order to conform to the current year’s presentation. For further information, see note 1 and note 13 of the notes to the consolidated financial statements (unaudited) included in this report.

Revenue

in € M, except dialysis treatment, patient and clinic data

			Change in %
	For the three months ended			Currency			Same Market
	September 30,			translation	Constant	Organic	Treatment
	2023	2022	As reported	effects	Currency(1)	growth	Growth(2)

Revenue	4,936	5,096	(3)	(10)	7	7
Care Delivery segment	3,974	4,131	(4)	(10)	6	7	0.4
Thereof: U.S.	3,221	3,318	(3)	(7)	4	5	(0.4)
Thereof: International	753	813	(7)	(21)	14	16	1.6
Care Enablement segment	1,330	1,376	(3)	(8)	5	5
Inter-segment eliminations	(368)	(411)	(10)	(9)	(1)
Dialysis treatments	12,994,191	13,220,000	(2)
Patients	341,793	344,593	(1)
Clinics	4,014	4,153	(3)

(1)	For further information on Constant Exchange Rates, see “II. Discussion of measures – Non–IFRS measures” above.
(2)

Same market treatment growth represents growth in treatments, adjusted for certain reconciling items including (but not limited to) treatments from acquisitions, closed or sold clinics and differences in dialysis days (Same Market Treatment Growth).

Consolidated

The decrease in revenue as compared to the three months ended September 30, 2022 was driven by a negative impact from foreign currency translation, offset by organic growth in both Care Delivery and Care Enablement (including the effects of hyperinflation of 2%).

Care Delivery

The decrease in Care Delivery revenue was driven by a negative impact from foreign currency translation and the effect of closed or sold clinics, partially offset by an increase in organic growth. As of September 30, 2023, the number of patients treated in dialysis clinics that we own or operate in Care Delivery decreased as compared to September 30, 2022. Treatments in our Care Delivery segment decreased as compared to the three months ended September 30, 2022, primarily due to the effect of closed or sold clinics. During the three months ended September 30, 2023, we opened 7 dialysis clinics and combined or closed 43 clinics.

U.S.

In the U.S., the decrease in revenue was driven by a negative impact from foreign currency translation and a decrease in dialysis days, partially offset by an increase in organic growth which was supported by a favorable impact from our value-based care business, reimbursement rate increases and a favorable payor mix. In the U.S., 205,887 patients (September 30, 2022: 205,985) were treated in dialysis clinics that we own or operate. Treatments decreased to 7,855,731 for the three months ended September 30, 2023 as compared to 7,947,498 for the three months ended September 30, 2022 due to a decrease in dialysis days and the cancellation of less profitable acute care contracts which negatively impacted Same Market Treatment Growth. We owned or operated 2,617 dialysis clinics in the U.S. at September 30, 2023 as compared to 2,687 dialysis clinics at September 30, 2022. During the three months ended September 30, 2023, we opened 1 dialysis clinics and combined or closed 18 clinics.

International

In our operations outside the U.S. (International), the decrease in revenue was driven by a negative impact from foreign currency translation and the effect of closed or sold clinics, partially offset by an increase in organic growth (including significant effects from hyperinflation of 13%) and contributions from acquisitions. There were 135,906 patients, a decrease of 2% (September 30, 2022: 138,608) treated in dialysis clinics that we own or operate in International. Treatments in International decreased by 3% to 5,138,460 for the three months ended September 30, 2023 as compared to 5,272,502 for the three months ended September 30, 2022 driven by the effect of closed or sold clinics, partially offset by Same Market Treatment Growth. We owned or operated 1,397 dialysis clinics in International at September 30, 2023 as compared to 1,466 dialysis clinics at September 30, 2022. During the three months ended September 30, 2023, we opened 6 dialysis clinics and combined or closed 25 clinics.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Care Enablement

Care Enablement revenue decreased as compared to the three months ended September 30, 2022 primarily driven by a negative impact from foreign currency translation, partially offset by higher sales of in-center disposables, machines for chronic treatment and home hemodialysis products. The development of Care Enablement revenue reflected increased average sales prices for our products.

Operating income (loss)

in € M

			Change in %
	For the three months ended			Currency
	September 30,			translation	Constant
	2023	2022	As reported	effects	Currency(1)

Operating income (loss)	324	472	(31)	(3)	(28)
Care Delivery segment	332	500	(34)	(5)	(29)
Care Enablement segment	(1)	(26)	(95)	(6)	(89)
Inter-segment eliminations	1	5	(74)	(4)	(78)
Corporate	(8)	(7)	11	(37)	48
Operating income (loss) margin	6.6	9.3
Care Delivery segment	8.4	12.1
Care Enablement segment	(0.1)	(1.9)

(1)    For further information on Constant Exchange Rates, see “II. Discussion of measures – Non–IFRS measures” above.

Consolidated

The decrease in our operating income was largely driven by the absence, in 2023, of i) government relief funding available for health care providers affected by the COVID-19 pandemic (including the partial suspension of U.S. Sequestration in 2022), ii) the prior year Net Gain Related to InterWell Health and iii) a prior year consent payment attributable to certain pharmaceuticals as well as impacts from Legacy Portfolio Optimization and inflationary cost increases, partially offset by a favorable impact from business growth, net savings associated with the FME25 Program and lower personnel expense resulting from improved productivity. Further information regarding the specific drivers of our segment results are detailed below:

Care Delivery

Care Delivery operating income decreased primarily as a result of the absence, in 2023, of i) government relief funding available for health care providers affected by the COVID-19 pandemic (including the partial suspension of U.S. Sequestration in 2022), ii) the prior year Net Gain Related to InterWell Health and iii) a prior year consent payment attributable to certain pharmaceuticals as well as the impacts from Legacy Portfolio Optimization, inflationary cost increases and a negative impact from foreign currency translation. The decrease was partially offset by a favorable impact from business growth, lower personnel expense resulting from improved productivity and net savings from the FME25 Program.

Care Enablement

For the three months ended September 30, 2023, Care Enablement’s operating loss decreased primarily due to a favorable impact from business growth (due to both volume and price impacts) and net savings from the FME25 Program, partially offset by inflationary cost increases and unfavorable foreign currency transaction effects.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Secondary performance indicators and other contributors to consolidated profit and loss

The decrease in costs of revenue was primarily driven by a positive impact from foreign currency translation effects, lower personnel expense resulting from improved productivity and net savings from the FME25 Program, partially offset by higher costs associated with business growth, the absence, in 2023, of government relief funding available for health care providers affected by the COVID-19 pandemic, inflationary cost increases and unfavorable foreign currency transaction effects.

Selling, general and administrative (SG&A) expense decreased for the three months ended September 30, 2023 as compared to the prior year comparable period, primarily due to a positive impact from foreign currency translation and net savings from the FME25 Program, partially offset by higher costs associated with business growth and higher expense related to share-based compensation plans.

The decrease in research and development expense was largely driven by lower costs related to activities in the field of regenerative medicine and a positive impact from foreign currency translation.

The increase in income from equity method investees was primarily driven by higher earnings attributable to VFMCRP.

The decrease in other operating income was primarily driven by the absence of a prior year consent payment attributable to certain pharmaceuticals and lower foreign exchange gains.

The decrease in other operating expense was primarily driven by the absence, in 2023, of certain costs related to the InterWell Health business combination (InterWell Health Costs), lower foreign exchange losses and a positive impact from foreign currency translation, partially offset by the impacts from Legacy Portfolio Optimization.

For the three months ended September 30, 2022, we recorded a remeasurement gain of our prior at-equity investment in InterWell Health LLC in the amount of €147 M which did not reoccur during the three months ended September 30, 2023. For further information regarding the InterWell Health business combination, see note 2 of the notes to the consolidated financial statements (unaudited) included in this report.

Net interest expense increased by 16% to €89 M from €76 M, primarily due to refinancing activities (including increases of interest rates of several instruments), partially offset by higher interest income related to debt securities and certain other investments.

The effective tax rate increased to 37.6% from 28.4% for the same period of 2022 largely driven by an increase in the proportionate share of non-deductible expenses as compared to taxable income and higher tax provisions related to tax law changes.

The increase in net income attributable to noncontrolling interests was primarily due to higher earnings in entities in which we have less than 100% ownership, partially offset by a positive impact from foreign currency translation.

The decrease in net income attributable to shareholders of FMC AG & Co. KGaA was a result of the combined effects of the items discussed above.

Basic earnings per share decreased for the three months ended September 30, 2023 as compared to the three months ended September 30, 2022, primarily due to the decrease in net income attributable to shareholders of FMC AG & Co. KGaA described above. The average weighted number of shares outstanding for the period remained stable at 293.4 M on September 30, 2023 as compared to the prior year period (September 30, 2022: 293.4 M).

We employed 123,106 people (total headcount) as of September 30, 2023 (September 30, 2022: 130,295). This 6% decrease was largely due to a reduction in hiring activities coupled with higher turnover rates, particularly in the United States and as a result of a reduction in clinics globally, as well as lower production activities. Each of these factors has been impacted by, but not exclusively limited to, the FME25 Program.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Nine months ended September 30, 2023 compared to nine months ended September 30, 2022

Results of operations

in € M

			Change in %
	For the nine months ended			Currency
	September 30,			translation	Constant
	2023	2022	As reported	effects	Currency(1)
Revenue	14,466	14,401	0	(5)	5
Costs of revenue	(10,890)	(10,738)	1	5	6
Selling, general and administrative costs	(2,351)	(2,365)	(1)	3	2
Research and development	(166)	(167)	0	0	0
Income from equity method investees	98	47	108	0	108
Other operating income(2)	258	397	(53)	(9)	(44)
Other operating expense(2)	(473)	(562)	(16)	17	1
Remeasurement Gain from InterWell Health	—	147
Operating income	942	1,160	(19)	(1)	(18)
Operating income margin	6.5	8.1
Interest income	61	43	43	(18)	61
Interest expense	(313)	(260)	20	4	24
Income tax expense	(214)	(242)	(11)	0	(11)
Net income	476	701	(32)	(1)	(31)
Net income attributable to noncontrolling interests	(165)	(166)	(1)	2	1
Net income attributable to shareholders of FMC AG & Co. KGaA	311	535	(42)	(1)	(41)
Basic and diluted earnings per share in €	1.06	1.82	(42)	(1)	(41)

(1)	For further information on Constant Exchange Rates, see “II. Discussion of measures – Non–IFRS measures” above.
(2)

For further information regarding the revised presentation of other operating income and other operating expense, see note 1 and note 4 c) of the notes to the consolidated financial statements (unaudited) included in this report.

Key Performance Indicators

The following discussions include our two operating and reportable segments and the measures we use to manage these segments. Due to the change in our operating structure as of January 1, 2023, as mentioned above, we have restated the financial information for the comparable prior period for our operating segments in order to conform to the current year’s presentation. For further information, see note 1 and note 13 of the notes to the consolidated financial statements (unaudited) included in this report.

Revenue

in € M, except dialysis treatment data

			Change in %
							Same
	For the nine months ended			Currency			Market
	September 30,		As	translation	Constant	Organic	Treatment
	2023	2022	reported	effects	Currency(1)	growth	Growth(2)
Revenue	14,466	14,401	0	(5)	5	5
Care Delivery segment	11,602	11,600	0	(4)	4	5	0.3
Thereof: U.S.	9,344	9,314	0	(2)	2	3	(0.2)
Thereof: International	2,258	2,286	(1)	(14)	13	14	1.0
Care Enablement segment	3,965	3,961	0	(5)	5	5
Inter-segment eliminations	(1,101)	(1,160)	(5)	(5)	0
Dialysis treatments	38,807,179	39,152,144	(1)

(1)	For further information on Constant Exchange Rates, see “II. Discussion of measures – Non–IFRS measures” above.
(2)

Same market treatment growth represents growth in treatments, adjusted for certain reconciling items including (but not limited to) treatments from acquisitions, closed or sold clinics and differences in dialysis days (Same Market Treatment Growth).

FRESENIUS MEDICAL CARE AG & Co. KGaA

Consolidated

Revenue remained relatively stable as compared to the nine months ended September 30, 2022 as organic growth in both Care Delivery and Care Enablement (including the effects of hyperinflation of 2%) was offset by a negative impact from foreign currency translation.

Care Delivery

Care Delivery revenue remained relatively stable as an increase in organic growth was offset by a negative impact from foreign currency translation and the effect of closed or sold clinics. Treatments in our Care Delivery segment decreased for the nine months ended September 30, 2023 as compared to the nine months ended September 30, 2022 mainly due to the effect of closed or sold clinics.

U.S.

In the U.S., revenue remained relatively stable as an increase in organic growth, which was supported by a favorable impact from our value-based care business, reimbursement rate increases and a favorable payor mix was offset by a negative impact from foreign currency translation and the absence of the prior year partial reversal of an accrual related to a revenue recognition adjustment for accounts receivable in legal dispute. Organic growth in the U.S. was supported by reimbursement rate increases in 2023, partially offset by the prior year impact of the reconciliation of revenues for the final performance year of our ESCOs. In the U.S., treatments remained relatively stable at 23,380,747 for the nine months ended September 30, 2023 as compared to 23,491,632 for the nine months ended September 30, 2022 as Same Market Treatment Growth was limited by the cancellation of less profitable acute care contracts.

International

In International, the decrease in revenue was driven by a negative impact from foreign currency translation and the effect of closed or sold clinics, partially offset by an increase in organic growth (including significant effects from hyperinflation of 10%) and contributions from acquisitions. Treatments in International decreased by 1% to 15,426,432 for the nine months ended September 30, 2023 as compared to 15,660,512 for the nine months ended September 30, 2022 driven by the effect of closed or sold clinics, partially offset by Same Market Treatment Growth.

Care Enablement

Care Enablement revenue remained relatively stable as compared to the nine months ended September 30, 2022 as increased sales of machines for chronic treatment, in-center disposables, home hemodialysis products, critical care products (including products for acute care treatments and acute cardiopulmonary products) and renal pharmaceuticals were offset by a negative impact from foreign currency translation. The development of Care Enablement revenue reflected an increased demand for our products in certain countries as well as increased average sales prices for our products.

Operating income (loss)

in € M

			Change in %
	For the nine months ended			Currency
	September 30,			translation	Constant
	2023	2022	As reported	effects	Currency(1)
Operating income (loss)	942	1,160	(19)	(1)	(18)
Care Delivery segment	1,001	1,230	(19)	(1)	(18)
Care Enablement segment	(24)	33	n.a.		n.a.
Inter-segment eliminations	(12)	(2)	630	5	635
Corporate	(23)	(101)	(77)	(2)	(75)
Operating income (loss) margin	6.5	8.1
Care Delivery segment	8.6	10.6
Care Enablement segment	(0.6)	0.8

(1)For further information on Constant Exchange Rates, see “II. Discussion of measures – Non–IFRS measures” above.

Consolidated

The decrease in our operating income was largely driven by the absence, in 2023, of i) government relief funding available for health care providers affected by the COVID-19 pandemic (including the partial suspension of U.S. Sequestration in 2022), ii) the prior year Net Gain Related to InterWell Health, iii) a prior year consent payment attributable to certain pharmaceuticals, iv) the prior year partial reversal of an accrual related to a revenue recognition adjustment for accounts receivable in legal dispute and v) the prior year impact from the reconciliation of revenues recorded for the final performance year of our ESCOs as well as the impacts from Legacy Portfolio Optimization, inflationary cost increases and unfavorable foreign currency transaction effects, partially offset by a favorable impact from business growth, net savings associated with the FME25 Program, a favorable impact from the Humacyte Investment Remeasurement and lower personnel expense resulting from improved productivity. Further information regarding the specific drivers of our segment results are detailed below:

FRESENIUS MEDICAL CARE AG & Co. KGaA

Care Delivery

Care Delivery operating income decreased primarily as a result of the absence, in 2023, of i) government relief funding available for health care providers affected by the COVID-19 pandemic (including the partial suspension of U.S. Sequestration in 2022), ii) the prior year Net Gain Related to InterWell Health, iii) a prior year consent payment attributable to certain pharmaceuticals, iv) the prior year partial reversal of an accrual related to a revenue recognition adjustment for accounts receivable in legal dispute and v) the prior year impact from the reconciliation of revenues recorded for the final performance year of our ESCOs as well as the impacts from Legacy Portfolio Optimization and inflationary cost increases. The decrease was partially offset by a favorable impact from business growth, net savings from the FME25 Program and lower personnel expense resulting from improved productivity.

Care Enablement

For the nine months ended September 30, 2023, Care Enablement recorded an operating loss as compared to operating income for the nine months ended September 30, 2022, primarily due to the impacts from inflationary cost increases, Legacy Portfolio Optimization and unfavorable foreign currency transaction effects, partially offset by a favorable impact from business growth (due to both volume and price impacts) and net savings from the FME25 Program.

Secondary performance indicators and other contributors to profit and loss

The increase in costs of revenue was primarily driven by higher costs associated with business growth, the absence, in 2023, of government relief funding available for health care providers affected by the COVID-19 pandemic, inflationary cost increases and unfavorable foreign currency transaction effects, partially offset by a positive impact from foreign currency translation effects, lower personnel expense resulting from improved productivity and net savings from the FME25 Program.

SG&A expense decreased for the nine months ended September 30, 2023 as compared to the prior year comparable period, primarily due to net savings from the FME25 Program and a positive impact from foreign currency translation effects, partially offset by higher costs associated with business growth, higher expense related to share-based compensation plans and the absence, in 2023, of government relief funding available for health care providers affected by the COVID-19 pandemic.

Research and development expense remained relatively stable for the nine months ended September 30, 2023 as compared to the prior year comparable period.

The increase in income from equity method investees was primarily driven by higher earnings attributable to VFMCRP.

The decrease in other operating income was primarily driven by lower foreign exchange gains, the absence of a prior year consent payment attributable to certain pharmaceuticals and a negative impact from foreign currency translation, partially offset by a favorable impact from the revaluation of certain investments, including the Humacyte Investment Remeasurement.

The decrease in other operating expense was primarily driven by the absence, in 2023, of certain InterWell Health Costs, a favorable impact from the Humacyte Investment Remeasurement, lower foreign exchange losses and a positive impact from foreign currency translation, partially offset by the impacts from Legacy Portfolio Optimization.

For the nine months ended September 30, 2022, we recorded a remeasurement gain of our prior at-equity investment in InterWell Health LLC in the amount of €147 M which did not reoccur during the nine months ended September 30, 2023. For further information regarding the InterWell Health business combination, see note 2 of the notes to the consolidated financial statements (unaudited) included in this report.

Net interest expense increased by 16% to €252 M from €217 M, primarily due to refinancing activities (including increases of interest rates of several instruments) and unfavorable effects from foreign currency swaps, partially offset by higher interest income related to certain investments, debt securities and bank deposits.

The effective tax rate increased to 31.0% from 25.7% for the same period of 2022 largely driven by an increase in the proportionate share of non-deductible expenses as compared to taxable income and higher tax provisions related to tax law changes.

The decrease in net income attributable to noncontrolling interests was primarily due to lower earnings in entities in which we have less than 100% ownership and a positive impact from foreign currency translation.

The decrease in net income attributable to shareholders of FMC AG & Co. KGaA was as a result of the combined effects of the items discussed above.

Basic earnings per share decreased for the nine months ended September 30, 2023 as compared to the nine months ended September 30, 2022, primarily due to the decrease in net income attributable to shareholders of FMC AG & Co. KGaA described above. The average weighted number of shares outstanding for the period increased to 293.4 M on September 30, 2023 as compared to the prior year period (September 30, 2022: 293.2 M) due to the exercise of stock options.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Financial position

Sources of liquidity

Our primary sources of liquidity are typically cash provided by operating activities, cash provided by short-term debt (for information regarding our short-term financing from related parties, see note 5 c) of the notes to the consolidated financial statements (unaudited) included in this report), proceeds from the issuance of long-term debt and divestitures. We require this capital primarily to finance working capital needs, fund the FME25 Program and acquisitions, operate clinics, develop free-standing renal dialysis clinics and other health care facilities, purchase equipment for existing or new renal dialysis clinics and production sites, repay debt and pay dividends (see “Net cash provided by (used in) investing activities” and “Net cash provided by (used in) financing activities” below) and to satisfy put option obligations to holders of minority interests in our majority-owned subsidiaries.

As of September 30, 2023, our available borrowing capacity under unutilized credit facilities amounted to approximately €3.6 billion, including €2.0 billion under the Syndicated Credit Facility, which we maintain as a backup for general corporate purposes (see note 8 of the notes to the consolidated financial statements (unaudited) included in this report).

In our long-term capital management, we focus primarily on the net leverage ratio, a Non-IFRS measure, see “II. Discussion of measures – Non–IFRS measures – Net leverage ratio (Non-IFRS Measure),” above. Our self-set target for the net leverage ratio is 3.0 - 3.5x, which management considers appropriate for the Company. The following table shows the reconciliation of net debt and adjusted EBITDA and the calculation of the net leverage ratio as of September 30, 2023 and December 31, 2022.

Reconciliation of adjusted EBITDA and net leverage ratio to the most directly comparable IFRS® financial measure in € M, except for net leverage ratio

	September 30,	December 31,
	2023	2022

Debt and lease liabilities (1)	13,006	13,213
Minus: Cash and cash equivalents (2)	(1,574)	(1,274)
Net debt	11,432	11,939

Net income (3)	670	895
Income tax expense (3)	297	325
Interest income (3)	(86)	(68)
Interest expense (3)	413	360
Depreciation and amortization (3)	1,651	1,718
Adjustments (3), (4)	434	320
Adjusted EBITDA	3,379	3,550

Net leverage ratio	3.4	3.4

(1)

Debt includes the following balance sheet line items: short-term debt, current portion of long-term debt and long-term debt, less current portion as well as debt and lease liabilities included within liabilities directly associated with assets held for sale.

(2)	Includes cash and cash equivalents included within assets held for sale (see note 3 of the notes to the consolidated financial statements (unaudited) included in this report).
(3)	Last twelve months.
(4)

Acquisitions and divestitures made for the last twelve months with a purchase price above a €50 M threshold as defined in the Syndicated Credit Facility (2022: -€22 M), non-cash charges, primarily related to pension expense (2023: €50 M; 2022: €54 M), impairment loss (2023: €170 M; 2022: €120 M) and special items, including costs related to the FME25 Program (2023: €128 M; 2022: €155 M), Legal Form Conversion Costs (2023: €13 M), Legacy Portfolio Optimization (2023: €71 M), Net Gain Related to InterWell Health (2023: -€1 M; 2022: -€114 M), Humacyte Investment Remeasurement (2023: €7 M; 2022: €103 M), Hyperinflation in Turkiye (2023: -€1 M; 2022: €5 M) and the Impacts Related to the War in Ukraine (2023: -€3 M; 2022: €19 M). See “II. Discussion of measures — Non-IFRS measures — Net leverage ratio (Non-IFRS Measure),” above.

At September 30, 2023, we had cash and cash equivalents of €1,553 M (December 31, 2022: €1,274 M).

Free cash flow (Net cash provided by (used in) operating activities, after capital expenditures, before acquisitions and investments) is a Non-IFRS Measure and is reconciled to net cash provided by (used in) operating activities, the most directly comparable IFRS Accounting Standards measure, see “II. Discussion of measures – Non–IFRS measures – Net cash provided by (used in) operating activities in % of revenue” and “– Free cash flow in % of revenue (Non-IFRS Measure)” above.

FRESENIUS MEDICAL CARE AG & Co. KGaA

The following table shows the cash flow performance indicators for the nine months ended September 30, 2023 and 2022 and reconciles free cash flow and free cash flow in percent of revenue to Net cash provided by (used in) operating activities and Net cash provided by (used in) operating activities in percent of revenue, respectively:

Cash flow measures

in € M, except where otherwise specified

	For the nine months ended
	September 30,
	2023	2022

Revenue	14,466	14,401
Net cash provided by (used in) operating activities	1,910	1,568
Capital expenditures	(434)	(495)
Proceeds from sale of property, plant and equipment	4	9
Capital expenditures, net	(430)	(486)
Free cash flow	1,480	1,082
Net cash provided by (used in) operating activities in % of revenue	13.2	10.9
Free cash flow in % of revenue	10.2	7.5

Net cash provided by (used in) operating activities

In the first nine months of 2023, net cash provided by operating activities was €1,910 M, compared to €1,568 M in the first nine months of 2022. Net cash provided by operating activities in percent of revenue increased to 13% for the first nine months of 2023 as compared to 11% for the comparable period of 2022. Net cash provided by (used in) operating activities is impacted by the profitability of our business, the development of our working capital, principally inventories, receivables and cash outflows that occur due to a number of specific items as discussed below. The increase in net cash provided by operating activities in percent of revenue as compared to the first nine months of 2022 was mainly driven by CMS’s recoupment of advanced payments, during 2022, received under the Medicare Accelerated and Advance Payment Program in 2020.

The profitability of our business depends significantly on reimbursement rates for our services. For the nine months ended September 30, 2023, approximately 79% of our revenue was generated by providing health care services, a major portion of which is reimbursed by either public health care organizations or private payors. For the nine months ended September 30, 2023, approximately 26% of our consolidated revenue was attributable to reimbursements from U.S. federal health care benefit programs, such as Medicare and Medicaid. Legislative changes could affect Medicare reimbursement rates for a significant portion of the services we provide as well as the scope of Medicare coverage. A decrease in reimbursement rates or the scope of coverage could have a material adverse effect on our business, financial position and results of operations and thus on our capacity to generate cash flow. See “— Forward-looking statements” and “ I. Overview,” above.

We intend to continue to address our current cash and financing requirements using net cash provided by operating activities, issuances under our commercial paper program (see note 7 of the notes to the consolidated financial statements (unaudited) included in this report) as well as from the use of our accounts receivable securitization program (Accounts Receivable Facility) (see note 8 of the notes to the consolidated financial statements (unaudited) included in this report) and our bilateral credit lines. The Company and Fresenius SE have agreed to terminate the uncommitted revolving credit facility, effective upon the Conversion (see note 7 of the notes to the consolidated financial statements (unaudited) included in this report). We expect that we will have adequate sources of financing available to us notwithstanding the termination of this facility under the aforementioned other facilities and instruments. Our Syndicated Credit Facility is also available for backup financing needs. In addition, to finance acquisitions or meet other needs, we expect to utilize long-term financing arrangements, such as the issuance of bonds (see “Net cash provided by (used in) financing activities,” below).

Net cash provided by (used in) operating activities depends on the collection of accounts receivable. Commercial customers and government institutions generally have different payment cycles. Lengthening their payment cycles could have a material adverse effect on our capacity to generate cash flow. In addition, we could face difficulties enforcing and collecting accounts receivable under the legal systems of, and due to the economic conditions in, some countries. Accounts receivable balances, net of expected credit losses, represented Days Sales Outstanding (DSO) of 69 days at September 30, 2023 (December 31, 2022: 68 days).

DSO by segment is calculated by dividing the respective segment’s accounts and other receivables from unrelated parties less contract liabilities, converted to euro using the average exchange rate for the period presented, less any sales or value-added tax included in the receivables, by the average daily sales for the last twelve months of that segment, converted to euro using the average exchange rate for the period. Receivables and revenues are adjusted for amounts related to acquisitions and divestitures made within the reporting period with a purchase price above a €50 M threshold, consistent with the respective adjustments in the determination of adjusted EBITDA (see “II. Discussion of measures — Non-IFRS measures — Net leverage ratio (Non-IFRS Measure)” above).

FRESENIUS MEDICAL CARE AG & Co. KGaA

The development of DSO by reporting segment is shown in the table below:

Development of days sales outstanding

in days

	September 30,	December 31,
	2023	2022	Explanation of movement

Care Delivery	60	60	Remained relatively stable

Care Enablement	99	100	Improvement of payment collections in certain regions

FMC AG & Co. KGaA average days sales outstanding	69	68

Due to the fact that a large portion of our reimbursement is provided by public health care organizations and private payors, we expect that most of our accounts receivable will be collectible.

For information regarding litigation exposure as well as ongoing and future tax audits, see note 11 of the notes to the consolidated financial statements (unaudited) included in this report.

Net cash provided by (used in) investing activities

Net cash used in investing activities in the first nine months of 2023 was €448 M as compared to net cash used in investing activities of €510 M in the comparable period of 2022. The following table shows a breakdown of our investing activities for the first nine months of 2023 and 2022:

Cash flows relating to investing activities

in € M

			Acquisitions, investments,
	Capital expenditures, net,		purchases of intangible		Proceeds from divestitures
	including capitalized		assets and investments in		and the sale of debt
	development costs		debt securities (1)		securities

	For the nine months ended September 30,
	2023	2022	2023	2022	2023	2022

Care Delivery	229	279	60	48	63	41
Care Enablement	201	207	59	84	38	67
Total	430	486	119	132	101	108

(1)

Acquisitions in the Care Delivery segment are net of cash acquired in the InterWell Health business combination. See note 2 of the notes to the consolidated financial statements (unaudited) included in this report.

The majority of our capital expenditures in the first nine months of 2023 was used for the capitalization of machines leased to our customers, maintaining existing clinics and centers, equipping new clinics and centers and capitalization of certain development costs. Capital expenditures accounted for approximately 3% of total revenue in the first nine months of 2023 and 2022.

Investments in the first nine months of 2023 were primarily comprised of purchases of debt securities. Divestitures in the first nine months of 2023 were mainly related to the divestment of debt securities and equity investments as well as clinics and centers. Acquisitions in the first nine months of 2023 related primarily to the purchase of dialysis clinics.

Investments in the first nine months of 2022 were primarily comprised of purchases of debt securities and equity investments. Divestitures in the first nine months of 2022 were mainly related to the divestment of debt securities and equity investments. Acquisitions in the first nine months of 2022 related primarily to the purchase of dialysis clinics. Additionally, purchases of intangible assets for the first nine months of 2022 related primarily to emission rights certificates.

In 2023, we anticipate capital expenditures around €0.9 billion and expect to limit acquisition and investment spending, while focusing on the organic growth of our business.

Net cash provided by (used in) financing activities

In the first nine months of 2023, net cash used in financing activities was €1,113 M as compared to net cash used in financing activities of €1,497 M in the first nine months of 2022.

FRESENIUS MEDICAL CARE AG & Co. KGaA

In the first nine months of 2023, cash was mainly used in the repayment of lease liabilities (including lease liabilities from related parties), the repayment of short-term debt (including borrowings under our commercial paper program and short-term debt from related parties), the payment of dividends and distributions to noncontrolling interests, partially offset by proceeds from short-term debt (including borrowings under our commercial paper program and short-term debt from related parties) and long-term debt.

In the first nine months of 2022, cash was mainly used in the repayment of short-term debt (including borrowings under our commercial paper program and short-term debt from related parties), the repayment of long-term debt (including the repayment at maturity of bonds in an aggregate principal amount of $700 M (€533 M as of the date of issuance) on January 31, 2022), the repayment of lease liabilities (including lease liabilities from related parties), the payment of dividends and distributions to noncontrolling interests, partially offset by proceeds from long-term debt (including proceeds from the issuance of bonds in an aggregate principal amount of €750 M on September 20, 2022, and the issuance of Schuldschein loans of €225 M in February 2022) and proceeds from short-term debt (including borrowings under our commercial paper program and short-term debt from related parties). For further information, see note 8 of the notes to the consolidated financial statements (unaudited) included in this report.

On May 22, 2023, we paid a dividend with respect to 2022 of €1.12 per share (for 2021 paid in 2022 €1.35 per share). The total dividend payment was €329 M as compared to €396 M in the prior year.

Balance sheet structure

Total assets as of September 30, 2023 remained relatively stable at €35.6 billion (€35.9 at Constant Currency) as compared to €35.8 billion at December 31, 2022.

Current assets as a percent of total assets increased to 25% at September 30, 2023 as compared to 23% at December 31, 2022 primarily due to the shift in certain assets from non-current to current as a result of the classification of assets held for sale as well as an increase in cash and cash equivalents (see note 3 of the notes to the consolidated financial statements (unaudited) included in this report). The equity ratio, the ratio of our equity divided by total liabilities and shareholders’ equity, remained stable at 43% at September 30, 2023 and December 31, 2022, respectively. ROIC decreased to 2.5% at September 30, 2023 as compared to 3.3% at December 31, 2022, due to lower operating income and higher tax expense, both negatively affected by the impacts from Legacy Portfolio Optimization. For further information on ROIC, see “II. Discussion of measures – Non–IFRS measures – Return on invested capital (ROIC) (Non-IFRS Measure)” above.

Report on post-balance sheet date events

Refer to note 14 of the notes to the consolidated financial statements (unaudited) included in this report.

Recently issued accounting standards

Refer to note 1 of the notes to the consolidated financial statements (unaudited) included in this report for information regarding recently issued accounting standards.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Financial Statements

Consolidated statements of income

(unaudited)

Consolidated statements of income

in € thousands (THOUS), except per share data

		For the three months		For the nine months
		ended September 30,		ended September 30,
	Note	2023	2022	2023	2022
Revenue:
Health care services	4a	3,927,369	4,082,400	11,468,728	11,471,127
Health care products	4a	1,008,868	1,013,766	2,997,003	2,930,088
		4,936,237	5,096,166	14,465,731	14,401,215

Costs of revenue:
Health care services		3,102,946	3,259,409	9,161,769	9,093,793
Health care products		604,294	593,260	1,728,612	1,644,507
		3,707,240	3,852,669	10,890,381	10,738,300

Operating (income) expenses:
Selling, general and administrative		793,790	817,181	2,351,179	2,365,099
Research and development	4b	53,041	61,484	165,985	166,575
Income from equity method investees	13	(22,635)	(17,448)	(98,419)	(47,302)
Other operating income	4c	(64,612)	(158,024)	(257,913)	(397,268)
Other operating expense	4c	145,185	215,360	472,726	562,689
Remeasurement Gain from InterWell Health	2	—	(146,699)	—	(146,699)
Operating income		324,228	471,643	941,792	1,159,821

Other (income) expense:
Interest income		(25,140)	(16,050)	(61,351)	(42,909)
Interest expense		113,857	92,535	313,183	260,070
Income before income taxes		235,511	395,158	689,960	942,660
Income tax expense		88,450	112,226	214,100	241,917
Net income		147,061	282,932	475,860	700,743
Net income attributable to noncontrolling interests		62,710	52,832	164,788	166,142
Net income attributable to shareholders of FMC AG & Co. KGaA		84,351	230,100	311,072	534,601
Basic earnings per share	4d	0.29	0.78	1.06	1.82
Diluted earnings per share	4d	0.29	0.78	1.06	1.82

See accompanying notes to the interim consolidated financial statements (unaudited).

FRESENIUS MEDICAL CARE AG & Co. KGaA

Consolidated statements of comprehensive income

(unaudited)

Consolidated statements of comprehensive income

in € THOUS

	For the three months		For the nine months
	ended September 30,		ended September 30,
	2023	2022	2023	2022

Net income	147,061	282,932	475,860	700,743
Other comprehensive income (loss):
Components that will not be reclassified to profit or loss:
Equity method investees - share of OCI	—	34,785	—	22,849
FVOCI equity investments	—	11	13,647	8,687
Actuarial gain (loss) on defined benefit pension plans	48,267	50,958	32,475	291,257
Income tax (expense) benefit related to components of other comprehensive income not reclassified	(14,445)	(15,271)	(9,537)	(87,590)
	33,822	70,483	36,585	235,203
Components that may be reclassified subsequently to profit or loss:
Gain (loss) related to foreign currency translation	367,067	913,140	(57,236)	2,237,453
FVOCI debt securities	(6,809)	(13,318)	(3,523)	(46,698)
Gain (loss) related to cash flow hedges	(9,901)	1,320	(6,657)	884
Cost of hedging	(249)	(1,354)	28	94
Income tax (expense) benefit related to components of other comprehensive income that may be reclassified	4,441	2,459	2,797	8,149
	354,549	902,247	(64,591)	2,199,882

Other comprehensive income (loss), net of tax	388,371	972,730	(28,006)	2,435,085
Total comprehensive income (loss)	535,432	1,255,662	447,854	3,135,828

Comprehensive income attributable to noncontrolling interests	95,667	141,151	172,444	362,366
Comprehensive income (loss) attributable to shareholders of FMC AG & Co. KGaA	439,765	1,114,511	275,410	2,773,462

See accompanying notes to the interim consolidated financial statements (unaudited).

FRESENIUS MEDICAL CARE AG & Co. KGaA

Consolidated balance sheets

(unaudited)

Consolidated balance sheets

in € THOUS, except share data

	Note	September 30, 2023	December 31, 2022

Assets
Cash and cash equivalents		1,553,253	1,273,787
Trade accounts and other receivables from unrelated parties		3,662,142	3,574,270
Accounts receivable from related parties	5	52,089	140,072
Inventories	6	2,303,898	2,296,214
Other current assets		1,046,313	919,112
Assets held for sale	3	436,511	—
Total current assets		9,054,206	8,203,455

Property, plant and equipment		3,938,156	4,152,682
Right-of-use assets		3,947,316	4,187,126
Intangible assets		1,406,606	1,518,677
Goodwill		15,407,279	15,791,181
Deferred taxes		304,142	312,679
Investment in equity method investees	13	705,102	773,724
Other non-current assets		871,889	814,590
Total non-current assets		26,580,490	27,550,659
Total assets		35,634,696	35,754,114

Liabilities
Accounts payable to unrelated parties		753,120	813,255
Accounts payable to related parties	5	91,646	118,083
Current provisions and other current liabilities		3,579,344	3,355,144
Short-term debt from unrelated parties	7	546,829	665,013
Short-term debt from related parties	7	3,000	4,000
Current portion of long-term debt	8	707,204	694,062
Current portion of lease liabilities from unrelated parties		626,515	649,844
Current portion of lease liabilities from related parties	5	23,866	23,981
Income tax liabilities		222,786	143,932
Liabilities directly associated with assets held for sale	3	65,021	—
Total current liabilities		6,619,331	6,467,314

Long-term debt, less current portion	8	7,264,340	7,170,734
Lease liabilities from unrelated parties, less current portion		3,687,221	3,875,216
Lease liabilities from related parties, less current portion	5	115,537	129,722
Non-current provisions and other non-current liabilities		1,111,709	1,183,910
Pension liabilities		508,044	514,219
Income tax liabilities		40,159	27,345
Deferred taxes		853,787	936,475
Total non-current liabilities		13,580,797	13,837,621
Total liabilities		20,200,128	20,304,935

Shareholders’ equity:
Ordinary shares, no par value, €1.00 nominal value, 362,370,124 shares authorized, 293,413,449 issued and outstanding as of September 30, 2023 (December 31, 2022: 293,413,449)		293,413	293,413
Additional paid-in capital		3,378,074	3,372,799
Retained earnings		10,759,202	10,711,709
Accumulated other comprehensive income (loss)		(424,130)	(388,468)
Total FMC AG & Co. KGaA shareholders’ equity		14,006,559	13,989,453
Noncontrolling interests		1,428,009	1,459,726
Total equity		15,434,568	15,449,179
Total liabilities and equity		35,634,696	35,754,114

See accompanying notes to the interim consolidated financial statements (unaudited).

FRESENIUS MEDICAL CARE AG & Co. KGaA

Consolidated statements of cash flows

(unaudited)

Consolidated statements of cash flows

in € THOUS

		For the nine months ended
		September 30,
	Note	2023	2022
Operating activities
Net income		475,860	700,743

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation, amortization and impairment loss	13	1,326,037	1,343,690
Change in deferred taxes, net		(89,516)	(60,080)
(Gain) loss from the sale of fixed assets, right-of-use assets, investments and divestitures		(30,321)	(66,511)
Income from equity method investees	13	(98,419)	(47,302)
Interest expense, net		251,832	217,161
Changes in assets and liabilities, net of amounts from businesses acquired:
Trade accounts and other receivables from unrelated parties		(165,006)	(68,581)
Inventories		(55,633)	(169,075)
Other current and non-current assets		55,456	(20,061)
Accounts receivable from related parties		88,971	25,659
Accounts payable to related parties		(26,501)	(52,270)
Accounts payable to unrelated parties, provisions and other current and non-current liabilities		161,626	(191,476)
Income tax liabilities		380,120	291,631
Received dividends from investments in equity method investees		148,096	94,545
Paid interest		(285,019)	(238,716)
Received interest		59,079	42,121
Paid income taxes		(286,927)	(233,758)
Net cash provided by (used in) operating activities		1,909,735	1,567,720

Investing activities
Purchases of property, plant and equipment and capitalized development costs		(434,318)	(494,604)
Acquisitions, net of cash acquired, investments and purchases of intangible assets		(21,085)	(39,901)
Investments in debt securities		(98,137)	(92,131)
Proceeds from sale of property, plant and equipment		4,728	8,805
Proceeds from divestitures		25,566	56,459
Proceeds from sale of debt securities		75,520	51,592
Net cash provided by (used in) investing activities		(447,726)	(509,780)

Financing activities
Proceeds from short-term debt from unrelated parties		367,783	576,745
Repayments of short-term debt from unrelated parties		(482,072)	(1,223,028)
Proceeds from short-term debt from related parties		10,204	84,000
Repayments of short-term debt from related parties		(11,204)	(122,500)
Proceeds from long-term debt		210,567	1,026,685
Repayments of long-term debt		(35,198)	(761,495)
Repayments of lease liabilities from unrelated parties		(527,693)	(556,965)
Repayments of lease liabilities from related parties		(19,196)	(16,533)
Increase (decrease) of accounts receivable facility		(92,311)	23,500
Proceeds from exercise of stock options		—	20,151
Dividends paid		(328,623)	(395,556)
Distributions to noncontrolling interests		(234,250)	(218,068)
Contributions from noncontrolling interests		29,118	65,620
Net cash provided by (used in) financing activities		(1,112,875)	(1,497,444)
Effect of exchange rate changes on cash and cash equivalents		(48,562)	71,401
Cash and cash equivalents:
Net increase (decrease) in cash and cash equivalents		300,572	(368,103)
Cash and cash equivalents at beginning of period		1,273,787	1,481,655
Cash and cash equivalents at end of period		1,574,359	1,113,552
Thereof: cash and cash equivalents within the disposal groups	3	21,106	—

See accompanying notes to the interim consolidated financial statements (unaudited).

FRESENIUS MEDICAL CARE AG & Co. KGaA

Consolidated statements of shareholders’ equity

For the nine months ended September 30, 2023 and 2022 (unaudited)

Consolidated statements of shareholders´ equity

in € THOUS, except share data

						Accumulated other comprehensive income
		Ordinary shares				(loss)
										Total FMC AG
				Additional		Foreign				& Co. KGaA
		Number of	No par	paid in	Retained	currency	Cash flow		Fair value	shareholders’	Non-controlling
	Note	shares	value	capital	earnings	translation	hedges	Pensions	changes	equity	interests	Total equity
Balance at December 31, 2021		293,004,339	293,004	2,891,276	10,826,140	(982,506)	(9,115)	(369,998)	49,982	12,698,783	1,280,254	13,979,037
Proceeds from exercise of options and related tax effects		409,110	409	19,994	—	—	—	—	—	20,403	—	20,403
Dividends paid		—	—	—	(395,556)	—	—	—	—	(395,556)	—	(395,556)
Transactions with noncontrolling interests without loss of control		—	—	449,478	—	—	—	—	—	449,478	41,707	491,185
Noncontrolling interests due to changes in consolidation group		—	—	—	—	—	—	—	—	—	192,196	192,196
Contributions from/ to noncontrolling interests		—	—	—	—	—	—	—	—	—	(192,566)	(192,566)
Put option liabilities	12	—	—	—	(495,149)	—	—	—	—	(495,149)	—	(495,149)
Transfer of cumulative gains/losses of equity investments		—	—	—	8,456	—	—	—	(8,456)	—	—	—
Net Income		—	—	—	534,601	—	—	—	—	534,601	166,142	700,743
Other comprehensive income (loss) related to:
Foreign currency translation		—	—	—	—	2,064,227	(1,193)	(24,856)	3,051	2,041,229	196,224	2,237,453
Cash flow hedges, net of related tax effects		—	—	—	—	—	799	—	—	799	—	799
Pensions, net of related tax effects		—	—	—	—	—	—	203,898	—	203,898	—	203,898
Fair value changes, net of related tax effects		—	—	—	—	—	—	—	(7,065)	(7,065)	—	(7,065)
Comprehensive income		—	—	—	—	—	—	—	—	2,773,462	362,366	3,135,828
Balance at September 30, 2022		293,413,449	293,413	3,360,748	10,478,492	1,081,721	(9,509)	(190,956)	37,512	15,051,421	1,683,957	16,735,378

Balance at December 31, 2022		293,413,449	293,413	3,372,799	10,711,709	(207,210)	(627)	(155,526)	(25,105)	13,989,453	1,459,726	15,449,179
Proceeds from exercise of options and related tax effects		—	—	(1,190)	—	—	—	—	—	(1,190)	—	(1,190)
Dividends paid		—	—	—	(328,623)	—	—	—	—	(328,623)	—	(328,623)
Transactions with noncontrolling interests without loss of control		—	—	6,465	—	—	—	—	—	6,465	(11,903)	(5,438)
Noncontrolling interests due to changes in consolidation group		—	—	—	—	—	—	—	—	—	(12,569)	(12,569)
Contributions from/ to noncontrolling interests		—	—	—	—	—	—	—	—	—	(179,689)	(179,689)
Put option liabilities	12	—	—	—	65,044	—	—	—	—	65,044	—	65,044
Net Income		—	—	—	311,072	—	—	—	—	311,072	164,788	475,860
Other comprehensive income (loss) related to:
Foreign currency translation		—	—	—	—	(63,607)	(274)	(811)	(200)	(64,892)	7,656	(57,236)
Cash flow hedges, net of related tax effects		—	—	—	—	—	(4,544)	—	—	(4,544)	—	(4,544)
Pensions, net of related tax effects		—	—	—	—	—	—	23,145	—	23,145	—	23,145
Fair value changes, net of related tax effects		—	—	—	—	—	—	—	10,629	10,629	—	10,629
Comprehensive income		—	—	—	—	—	—	—	—	275,410	172,444	447,854
Balance at September 30, 2023		293,413,449	293,413	3,378,074	10,759,202	(270,817)	(5,445)	(133,192)	(14,676)	14,006,559	1,428,009	15,434,568

See accompanying notes to the interim consolidated financial statements (unaudited).

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to the interim consolidated financial statements

(unaudited)

(in THOUS, except share and per share data)

1.    The Company and basis of presentation

The Company

Fresenius Medical Care AG & Co. KGaA (FMC AG & Co. KGaA or the Company), a German partnership limited by shares (Kommanditgesellschaft auf Aktien) registered in the commercial registry of Hof an der Saale under HRB 4019, with its business address at Else-Kröner-Str. 1, 61352 Bad Homburg v. d. Höhe, Germany, is the world’s leading provider of products and services for individuals with renal diseases, based on publicly reported revenue and number of patients treated. The Company provides dialysis and related services for individuals with renal diseases as well as other health care services. The Company also develops, manufactures and distributes a wide variety of health care products. The Company’s health care products include hemodialysis machines, peritoneal dialysis cyclers, dialyzers, peritoneal dialysis solutions, hemodialysis concentrates, solutions and granulates, bloodlines, renal pharmaceuticals, systems for water treatment and acute cardiopulmonary and apheresis products. The Company supplies dialysis clinics it owns, operates or manages with a broad range of products and also sells dialysis products to other dialysis service providers. The Company’s other health care services include value and risk-based care programs, pharmacy services, vascular, cardiovascular and endovascular specialty services as well as ambulatory surgery center services, physician nephrology and cardiology services and ambulant treatment services.

In these unaudited notes, “FMC AG & Co. KGaA,” the “Company” or the “Group” refers to Fresenius Medical Care AG & Co. KGaA or Fresenius Medical Care AG & Co. KGaA and its subsidiaries on a consolidated basis, as the context requires. “Fresenius SE” and “Fresenius SE & Co. KGaA” refer to Fresenius SE & Co. KGaA. “Management AG” and the “General Partner” refer to Fresenius Medical Care Management AG which is the Company’s general partner and is wholly owned by Fresenius SE. “Management Board” refers to the members of the management board of Management AG and, except as otherwise specified, “Supervisory Board” refers to the supervisory board of the Company.

At an extraordinary general meeting (EGM) of the Company held on July 14, 2023, the shareholders of the Company approved a proposal to change of the legal form of the Company from a partnership limited by shares (Kommanditgesellschaft auf Aktien – KGaA) into a German stock corporation (Aktiengesellschaft – AG) (the Conversion). Upon effectiveness of the Conversion, which will occur upon registration of the Conversion with the competent commercial register, Management AG will exit the Company and Fresenius SE will cease to control (as defined by IFRS 10, Consolidated Financial Statements) the Company.

Effective as of January 1, 2023, the Company commenced reporting reflecting its new global operating model in which the Company reorganized its business into two global operating, and reportable, segments. The term “Care Enablement” refers to the Company’s Care Enablement operating segment and the term “Care Delivery” refers to the Care Delivery operating segment. Prior to January 1, 2023, discrete financial information was not provided to the chief operating decision maker on the basis of the new structure and the necessary system and reporting changes to effect the new structure were not in place. Due to the change in the Company’s operating structure, the Company has adjusted the prior year financial information for its operating segments in order to conform to the current year’s presentation. For further discussion of the Company’s operating and reportable segments, see note 13.

Basis of presentation

The consolidated financial statements and other financial information included in the Company’s quarterly reports furnished under cover of Form 6-K and its Annual Report on Form 20-F are prepared solely in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), the “IFRS® Accounting Standards”, using the euro as the Company’s reporting and functional currency.

The interim financial report is prepared in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting, and contains condensed financial statements, in that it does not include all of the notes that would be required in a complete set of financial statements, but rather selected explanatory notes. However, the primary financial statements are presented in the format consistent with the consolidated financial statements as presented in the Company’s Annual Report on Form 20-F for the year ended December 31, 2022 (the 2022 Form 20-F) in accordance with IAS 1, Presentation of Financial Statements.

The interim consolidated financial statements at September 30, 2023 and for the three and nine months ended September 30, 2023 and 2022 contained in this report are unaudited and should be read in conjunction with the consolidated financial statements contained in the Company’s 2022 Form 20-F. The preparation of interim consolidated financial statements in conformity with IFRS Accounting Standards requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Such interim financial statements reflect all adjustments that, in the opinion of management, are necessary for a fair presentation of the results of the periods presented. All such adjustments are of a normal recurring nature.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to the interim consolidated financial statements

(unaudited)

(in THOUS, except share and per share data)

The Company applies IAS 29, Financial Reporting in Hyperinflationary Economies (IAS 29), in its Argentine, Lebanese and Turkish subsidiaries due to inflation in these countries. The table below details the date of initial application of IAS 29 and the specific inputs used to calculate the gain or loss on net monetary position on a country-specific basis for the nine months ended September 30, 2023. The ongoing re-translation effects of hyperinflationary accounting and its impact on comparative amounts are recorded in other comprehensive income (loss) within the Company’s interim consolidated financial statements. The subsequent gains or losses on net monetary position are recorded in other operating income and other operating expense, respectively, within the Company’s consolidated statements of income and within other current and non-current assets within the Company’s consolidated statements of cash flows.

Inputs for the calculation of (gains) losses on net monetary positions

	Argentina	Lebanon	Turkiye
Date of IAS 29 initial application	July 1, 2018	December 31, 2020	June 30, 2022
Consumer price index	National Institute of Statistics & Censuses	Central Administration of Statistics	Turkish Statistical Institute
Index at September 30, 2023	2,304.9	4,971.3	1,691.0
Calendar year increase	103%	143%	50%
(Gain) loss on net monetary position in € THOUS	37,433	(211)	2,549

The effective tax rates of 37.6% and 31.0% for the three and nine months ended September 30, 2023, respectively (28.4% and 25.7% for the three and nine months ended September 30, 2022, respectively), are recognized on the basis of the best estimate made for the weighted average annual income tax rate expected for the full year and applied to income before income taxes reported in the interim financial statements.

The results of operations for the three and nine months ended September 30, 2023 are not necessarily indicative of the results of operations for the year ending December 31, 2023.

In connection with the implementation of the Company’s new global operating model as noted above, the Company performed a reallocation of goodwill to the segments under its new operating structure and evaluated the effects of this reallocation on the recoverability of goodwill. Goodwill which was attributable to the respective cash generating units (CGUs) was directly allocated. The remaining goodwill was allocated to the respective CGUs based on the average of the CGUs’ budgeted profit and loss contribution of the following three years in order to capture the synergies created in Care Enablement when acquiring an entity or assets in Care Delivery. One group of CGUs was identified in each of the Company’s operating segments (Care Enablement and Care Delivery) as of January 1, 2023 with no indication of impairment.

Goodwill as of September 30, 2023 was €15,407,279 (January 1, 2023: €15,791,181), thereof €13,273,605 (January 1, 2023: €13,642,445) in Care Delivery and €2,133,674 (January 1, 2023: €2,148,736) in Care Enablement.

In the first nine months of 2023, the market capitalization of the Company increased by 34% to €11,983,005 at September 30, 2023 (December 31, 2022: €8,969,649). However, the market capitalization remains below total FMC AG & Co. KGaA shareholders’ equity, which remained stable as compared to the previous period, at €14,006,559 as of September 30, 2023 (December 31, 2022: €13,989,453). Subsequent to September 30, 2023, the Company’s market capitalization decreased significantly as a result of the financial market’s reaction to a pharmaceutical manufacturer’s announcement of the termination of a study on the effectiveness of its glucagon-like peptide 1 (GLP-1) receptor agonists in treating chronic kidney disease (CKD) experienced by diabetic patients as a result of the study having met certain endpoints. The Company assessed the potential impact of GLP-1 receptor agonists on patient growth, specifically in relation to cash flow projections and goodwill sensitivity assessments. Based on the currently limited available information, the Company’s assessment included the understanding that patients with CKD taking GLP-1 receptor agonists may experience increased lifespans and better health outcomes with an overall balanced impact on patient population progressing to the later stages of ESRD. The Company’s assessment concluded that underlying patient growth assumptions used in its cash flow projections reflect the current understanding of treatment developments. With changing market conditions and new market entrants, impacts on cash flows could vary from the Company’s estimates and, by their nature, are difficult to predict. As noted in the sensitivity analysis below, if the Company’s assumptions change or actual future performance is lower than expected, the Company could record goodwill impairments in the future, and such impairments could be material to its net income.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to the interim consolidated financial statements

(unaudited)

(in THOUS, except share and per share data)

Due to the carrying amount of net assets exceeding the Company’s market capitalization, an increase in interest rates and ongoing uncertainties in the macroeconomic environment, the Company reviewed the impacts on the impairment tests, which were performed for goodwill reallocation purposes as of January 1, 2023. During the third quarter of 2023, the Company compared the carrying amounts of its CGUs, Care Delivery and Care Enablement, to the respective CGU’s value in use, using the free cash flows of the CGUs considered in the impairment test as of January 1, 2023, and updated its free cash flow projections using the results of the latest available assessments. The projections were prepared based on the status of current initiatives, without considering any growth and improvement from initiatives related to the transformation of the Company’s operating structure and steps to achieve cost savings (FME25 Program) which have not yet commenced as of September 30, 2023 as well as excluding future cash flows related to the assets identified as held for sale in connection with the proposed divestitures disclosed in note 3.

The following table shows the key assumptions of value-in-use calculations, which are presented based upon the goodwill impairment tests performed as of September 30, 2023 and June 30, 2023.

Key assumptions

in %

	Care Delivery		Care Enablement
	September 30, 2023	June 30, 2023	September 30, 2023	June 30, 2023
Average revenue growth in ten year projection period	mid-single-digit	mid-single-digit	mid-single-digit	mid-single-digit
Average EBIT growth in ten year projection period (1)	high-single-digit	high-single-digit	mid-double-digit	low-triple-digit
Residual value growth	1.00	1.00	1.00	1.00
Pre-tax WACC	9.70	9.62	8.62	8.80
After-tax WACC	7.39	7.35	6.49	6.65

(1)	Average EBIT growth for Care Enablement is impacted by negative EBIT projections in 2023, primarily due to certain strategic programs, and is offset by positive growth in future periods.

For a detailed description of the impairment test procedure, see notes 1 g) and 2 a) of the consolidated financial statements contained in the 2022 Form 20-F. As of September 30, 2023, the impairment test procedure was performed on our new operating segments (Care Delivery and Care Enablement). The assessment did not result in any indication of impairment as of September 30, 2023. Management continues to monitor the situation.

The recoverable amount of the Care Enablement group of CGUs exceeded the carrying amount by €1,328,874, as of September 30, 2023. Based on the assessment performed, the sensitivity analyses for this cash generating unit showed that an impairment loss would not be required to be recognized even if the after-tax discount rate of 6.5% were to increase by 12%.

The operating income margin of each projection year would need to decline by 1.42 percentage points for Care Enablement in order for the recoverable amount (value in use) to equal the carrying amount.

In the consolidated statements of income, Costs of revenue in the amount of €115,090 and €299,817 for the three and nine month period ended September 30, 2022, respectively, have been revised from “Selling, general and administrative” expense to more appropriately reflect these expenses and disclose these amounts in accordance with the way in which management reviews the new operating segments starting on January 1, 2023 alongside the transformation of the Company’s operating segments in connection with the FME25 Program. This revision was a result of an evaluation of internal and external reporting by management with a goal of increasing transparency and aligning financial information which management believes is more relevant to an understanding of the Company’s financial performance. This evaluation led to a voluntary refinement to the Company’s policy regarding the presentation of certain expenses by which expense classification is determined on a group-wide cost center approach, expenses aligned to providing services and involved in generating revenue are allocated to Costs of revenue and expenses aligned with administrative functions and activities are classified as Selling, general and administrative expenses.

Additionally, the Company elected to voluntarily present other operating income and other operating expense separately in the consolidated statements of income. For the three months ended September 30, 2022, other operating income and other operating expense in the amount of €158,024 and €215,360, respectively, (for the nine months ended September 30, 2022: €397,268 and €562,689, respectively) have been revised from “Selling, general and administrative” expense to conform to the current year’s presentation, which was revised in connection with the FME25 Program in order to harmonize external reporting to the way in which management reviews the Company’s results and to provide more relevant information to users of its financial statements. Other operating income and expense include, but are not limited to, foreign exchange gains and losses, gains and losses on right-of-use assets and from the sale of fixed assets and clinics, the impacts from the revaluation of certain investments and certain income and expenses incurred in connection with certain strategic divestiture programs. For further information regarding the material components of other operating income and expense, see note 4 c).

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to the interim consolidated financial statements

(unaudited)

(in THOUS, except share and per share data)

On November 2, 2023, the Management Board authorized the issuance of the Company’s interim consolidated financial statements (unaudited).

New accounting pronouncements

Recently implemented accounting pronouncements

The Company has prepared its interim consolidated financial statements at and for the nine months ended September 30, 2023 in conformity with IFRS Accounting Standards that have to be applied for the interim periods starting on or after January 1, 2023. In the nine months ended September 30, 2023, the Company applied the following new standard relevant for its business for the first time:

IFRS 17, Insurance Contracts

In May 2017, the IASB issued IFRS 17, Insurance Contracts (IFRS 17). In June 2020 and December 2021, further amendments were published. IFRS 17 establishes principles for the recognition, measurement, presentation and disclosure related to the issuance of insurance contracts. IFRS 17 replaces IFRS 4, Insurance Contracts, which was brought in as an interim standard in 2004. IFRS 4 permitted the use of national accounting standards for the accounting of insurance contracts under IFRS Accounting Standards. As a result of the varied application for insurance contracts there was a lack of comparability among peer groups. IFRS 17 eliminates this diversity in practice by requiring all insurance contracts to be accounted for using updated estimates and assumptions that reflect the timing of cash flows and any uncertainty relating to insurance contracts.

The Company provides reinsurance to a health care insurer of end-stage renal diseases. Premium revenue is received throughout the year based on claims experience. For this reinsurance contract, the Company applies the premium allocation approach (PAA) under IFRS 17 as the contract boundary of the cash flows is one year or less. On initial recognition of the liability for incurred claims, the estimation and valuation process remains unchanged as compared to the application of IFRS 4. The subsequent measurement of the insurance liability is based on the estimated cost of settling the claims incurred, but not yet recorded (IBNR). IBNR is estimated using actual paid claim data and applying historical claim completion factors, which may include the effects of both inflationary and socio-economic factors as well as using past experience adjusted for current trends and any other factors that would modify past experience. Regarding the measurement of the liability for the remaining coverage, the liability is equal to the premiums received less any insurance acquisition cash flows. Any insurance acquisition cash flows will be expensed when incurred. The Company does not consider the effects and time value of money when measuring the liability for the remaining coverage as the related cash flows are expected to be paid or received within one year or less from the date the claims are incurred. The Company does not receive any premiums in advance. As a result, the liability for the remaining coverage is zero.

The Company has applied the modified retrospective approach at the date of transition due to the impracticability of collecting cash flow estimations and risk adjustments for non-financial risk at the date of initial recognition of the reinsurance contract. Insurance premium revenues are recognized based upon the passage of time, therefore the pattern of revenue recognition has not changed with the application of IFRS 17. IFRS 17 did not have a material impact on the Company’s accounting for liabilities, net income or retained earnings, specifically as it relates to the Company’s reinsurance contract. For additional information regarding revenues from insurance contracts, see note 4 a) below.

The following table shows a reconciliation of the Company’s sole portfolio of insurance contracts, which reconciles the insurance contract receivables (liabilities) as of September 30, 2023 in accordance with IFRS 17 which is recognized in the consolidated balance sheet within Trade accounts and other receivables from unrelated parties:

Insurance contract receivables and liabilities

in € THOUS

	2023
	Present value of	Risk adjustment for
	future cash flows	non-financial risk	Total
Insurance contract receivables (liabilities) as at January 1,	18,085	(1,801)	16,284
Incurred claims and other directly attributable expenses	(161,684)	680	(161,004)
Changes that relate to past service – changes in the fulfillment cash-flows relating to LIC	(3,819)	—	(3,819)
Claims and other directly attributable expenses paid	5,473	—	5,473
Premium revenue	442,701	—	442,701
Foreign currency translation and other changes	6,574	3	6,577
Insurance contract receivables (liabilities) as at September 30,	307,330	(1,118)	306,212

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to the interim consolidated financial statements

(unaudited)

(in THOUS, except share and per share data)

2.    Acquisitions, business combinations, investments (including debt securities) and purchases of intangible assets

The Company completed acquisitions, investments (including debt securities) and the purchase of intangible assets in the amount of €119,222 and €709,079 for the nine months ended September 30, 2023 and 2022, respectively.

On August 24, 2022 (Acquisition Date), the Company completed a business combination among Fresenius Health Partners, Inc. (FHP), the value-based care division of the Company’s wholly-owned subsidiary Fresenius Medical Care Holdings, Inc., with InterWell Health LLC, a physician organization driving innovation in the kidney care space in the U.S., and Cricket Health, Inc. (Cricket), a U.S. provider of value-based kidney care with a patient engagement and data platform. The new company, InterWell Topco L.P. (NewCo), operates under the InterWell Health brand (InterWell Health).

This business combination was conducted as a non-cash transaction. The contributions of the net assets of InterWell Health LLC and Cricket were accounted for as a business combination in accordance with IFRS 3. The Company’s contribution of the net assets of FHP was recorded under common control at their respective carrying values at the Acquisition Date and the reduction of the Company’s interest in FHP, in exchange for net assets received of InterWell Health LLC and Cricket, was accounted for as an equity transaction. Upon consummation of the business combination described above, the Company holds approximately 75% of NewCo. The former owners of Cricket and InterWell Health LLC hold approximately 17% and 8%, respectively, as noncontrolling interests in NewCo.

During the third quarter of 2023, the Company completed the purchase price allocation. The final measurement period adjustments mainly resulted from the finalization of the allocation of capital interests and fair value estimates related to certain intangible assets.

The final capital interest allocation was approved by all parties. As a result, the ownership interests held by the partners were revised, which resulted primarily in the decrease of the fair value of the consideration transferred by the Company, including its interest in FHP and the fair value of the previously held equity method investment in InterWell Health LLC as well as a decrease in noncontrolling interests.

The finalization of the estimated fair value of certain acquired intangible assets made due to adjustments in the underlying assumptions used to value the intangible assets decreased the fair value of these assets. These adjustments, net of related income tax effects, are recorded with a corresponding adjustment to goodwill. Goodwill initially recorded in connection with the transaction was $703,070 (€707,742 as of the Acquisition Date), which has subsequently been reduced by $43,519 (€43,809 as of the Acquisition Date) during the fourth quarter of 2022 and further reduced by $639 (€643 as of the Acquisition Date) during the third quarter of 2023 to account for measurement period adjustments to the purchase price allocation.

The following allocation of the purchase price is based upon the changes noted above. Based on the final purchase price allocation, the following assets, including goodwill (which will not be deductible for tax purposes), were acquired and liabilities were assumed as of the Acquisition Date:

Reconciliation of goodwill recognized

	in $ THOUS	in € THOUS
Fair value of consideration transferred of the Company's interest in FHP	397,937	400,581
Fair value of previously held equity method investment in InterWell Health LLC	175,421	176,587
	573,358	577,168

Fair Values of Assets Acquired and Liabilities Assumed
Less: Cash and cash equivalents	(57,383)	(57,764)
Less: Other assets	(2,819)	(2,838)
Less: Intangible assets	(53,609)	(53,965)
Other liabilities	13,029	13,116
Noncontrolling interests	186,336	187,573
Goodwill	658,912	663,290

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to the interim consolidated financial statements

(unaudited)

(in THOUS, except share and per share data)

3.    Disposal groups classified as held for sale

During the nine months ended September 30, 2023, the Company’s management committed to a plan to sell the following and:

●	the Company entered into an agreement to sell its ownership interests in National Cardiovascular Partners, including 21 facilities providing outpatient cardiac catheterization and vascular laboratory services, which are included in the U.S. health care service business in the Care Delivery segment, in connection with its Legacy Portfolio Optimization program (as defined below); and
●	the Company signed an agreement in connection with its Legacy Portfolio Optimization program (as defined below) to sell 51 of its renal dialysis clinics in Sub-Saharan Africa currently included in its Care Delivery segment, to a South African hospital group.

Transactions which remain open as of the date of this report are subject to regulatory approvals or certain other closing conditions, but are expected to be completed within a year from the date of classification as assets held for sale.

Immediately before the classification of these disposals as held for sale, an impairment loss was recognized for the agreed-upon divestitures and is included in other operating expenses in the consolidated statements of income (see note 4 for further details). The carrying amounts of the assets in the disposal group for the proposed divestiture of the aforementioned outpatient facilities and laboratory services are recognized at their fair value less costs to sell. The portion of the non-recurring fair value measurement attributable to the Company and its shareholders of €159,430 for this transaction is categorized as level 3 of the fair value hierarchy using the preliminary purchase price. The proposed divestiture of the Company’s clinic network in Sub-Saharan Africa did not result in an impairment loss and the assets are recorded at their carrying amount. As of September 30, 2023 and December 31, 2022, the following assets and liabilities were classified as held for sale:

Assets and liabilities of disposal groups classified as held for sale in € THOUS

	September 30, 2023	December 31, 2022
Cash and cash equivalents	21,106	—
Trade accounts and other receivables from unrelated parties	31,724	—
Property, plant and equipment	17,278	—
Right-of-use assets	27,603	—
Intangible assets	1,934	—
Goodwill (1)	328,082	—
Other	8,784	—
Assets held for sale	436,511	—

Lease liabilities	29,878	—
Provisions and other liabilities	35,143	—
Liability directly associated with assets held for sale	65,021	—

(1)Goodwill was allocated to the disposal groups on a relative fair value basis.

As of September 30, 2023, the accumulated foreign currency translation gains recognized in other comprehensive income related to the disposal groups amounted to €849.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to the interim consolidated financial statements

(unaudited)

(in THOUS, except share and per share data)

4.    Notes to the consolidated statements of income

a)    Revenue

Due to the change in the Company’s operating structure as well as the implementation of IFRS 17, the Company has adjusted the prior year financial information below in order to conform to the current year’s presentation.

The Company has recognized the following revenue in the consolidated statements of income for the three and nine months ended September 30, 2023 and 2022:

Revenue

in € THOUS

	Revenue from	Revenue from
	contracts with	insurance	Revenue from
	customers	contracts	lease contracts	Total

	For the three months ended September 30, 2023
Health care services	3,781,890	145,479	—	3,927,369
Health care products	988,559	—	20,309	1,008,868
Total	4,770,449	145,479	20,309	4,936,237

	For the three months ended September 30, 2022
Health care services	3,973,255	109,145	—	4,082,400
Health care products	989,256	—	24,510	1,013,766
Total	4,962,511	109,145	24,510	5,096,166

	For the nine months ended September 30, 2023
Health care services	11,026,027	442,701	—	11,468,728
Health care products	2,952,592	—	44,411	2,997,003
Total	13,978,619	442,701	44,411	14,465,731

	For the nine months ended September 30, 2022
Health care services	11,106,053	365,074	—	11,471,127
Health care products	2,850,964	—	79,124	2,930,088
Total	13,957,017	365,074	79,124	14,401,215

The following table contains a disaggregation of revenue by categories for the three and nine months ended September 30, 2023 and 2022:

Disaggregation of revenue by categories

in € THOUS

	For the three months ended September 30,		For the nine months ended September 30,
	2023	2022	2023	2022
Care Delivery
US	3,221,467	3,317,284	9,344,058	9,313,517
International	752,801	813,449	2,258,299	2,286,187
Total (1)	3,974,268	4,130,733	11,602,357	11,599,704

Care Enablement
Total (including inter-segment revenues) (1)	1,330,023	1,375,919	3,965,292	3,961,485
Inter-segment eliminations	(368,054)	(410,486)	(1,101,918)	(1,159,974)
Total Care Enablement revenue external customers	961,969	965,433	2,863,374	2,801,511
Total	4,936,237	5,096,166	14,465,731	14,401,215

(1)	For further information on segment revenues, see note 13.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to the interim consolidated financial statements

(unaudited)

(in THOUS, except share and per share data)

b)    Research and development expenses

Research and development expenses of €165,985 for the nine months ended September 30, 2023 (for the nine months ended September 30, 2022: €166,575) included research and non-capitalizable development costs as well as depreciation and amortization expenses related to capitalized development costs of €7,283 (for the nine months ended September 30, 2022: €7,182).

c)    Other operating income and expense

The following table contains reconciliations of the amounts included in other operating income and expense for the three and nine months ended September 30, 2023 and 2022:

Other operating income

in € THOUS

	For the three months		For the nine months
	ended September 30,		ended September 30,
	2023	2022	2023	2022
Foreign exchange gains	42,756	72,539	168,737	267,691
Gains on right-of-use assets, from the sale of fixed assets, clinics and investments	638	3,220	26,212	25,036
Revaluation of certain investments	1,382	—	16,350	—
Other	19,836	82,265	46,614	104,541
Other operating income	64,612	158,024	257,913	397,268

Other operating expense

in € THOUS

	For the three months		For the nine months
	ended September 30,		ended September 30,
	2023	2022	2023	2022
Foreign exchange losses	39,691	82,013	194,105	284,399
Losses on right-of-use assets, from the sale of fixed assets, clinics and investments	1,479	199	20,148	20,703
Revaluation of certain investments	—	989	—	79,372
Expenses from strategic transactions and programs	66,460	90,696	181,913	94,392
Other	37,555	41,463	76,560	83,823
Other operating expense	145,185	215,360	472,726	562,689

Included within the “expenses from strategic transactions and programs” line item in other operating expense are the proposed divestitures (including associated impairment losses) of certain businesses in connection with strategic programs such as Legacy Portfolio Optimization, defined below, and the FME25 Program and, in 2022, costs related to the InterWell Health business combination. For further information on the proposed divestitures and associated impairment losses, see note 3. Consistent with the Company’s decision to present impairment losses within other operating expense, as described in note 1 above, such costs related to cost of revenues, selling, general and administrative expense or research and development expenses are now included within other operating expense. “Expenses from strategic transactions and programs” primarily consist of:

●	strategic divestiture program expenses identified during the review of our business portfolio, mainly due to exiting unsustainable markets and non-core businesses, as well as the cessation of certain research and development programs to enable more focused capital allocation towards areas in our core business that are expected to have higher profitable growth, which included the proposed divestiture of the aforementioned outpatient facilities and laboratory services (see note 3), the cessation of a dialysis cycler development program and the divestiture of the Company’s clinic network in Sub-Saharan Africa in 2023 (Legacy Portfolio Optimization);
●	certain impairment losses in connection with the FME25 Program;
●	certain costs associated with the Conversion, primarily related to the requisite relabeling of its products, transaction costs (such as costs for external advisors and conducting an extraordinary general meeting) and costs related to the establishment of dedicated administrative functions required to manage certain services which are currently administered at the Fresenius SE group level and paid by the Company through corporate charges (Legal Form Conversion Costs); and
●	expenses and impairment loss related to the InterWell Health business combination. As contemplated in the agreement, the Company transferred Acumen Physician Solutions, LLC (Acumen) to NewCo shortly after the Acquisition Date with working

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to the interim consolidated financial statements

(unaudited)

(in THOUS, except share and per share data)

capital in the amount of $1,824 (€1,845 as of the date of the transfer agreement). Since certain long-lived assets (mainly intangible assets) held by Acumen are utilized materially differently by NewCo, management performed an impairment assessment prior to the transfer, concluded that the assets were completely impaired in accordance with IAS 36, Impairment of Assets, and recorded an impairment charge in the Care Delivery segment in the amount of $71,025 before the transfer (€66,763 for the nine months ended September 30, 2022). The expenses, along with the impairment charges were previously recognized in “Selling, general and administrative expense and have been reclassified to “Other operating expense” on the consolidated statements of income in order to conform to the current year’s presentation.

Expenses from strategic transactions and programs comprised the following for the three and nine months ended September 30, 2023 and 2022:

Expenses from strategic transactions and programs

in € THOUS

	For the three months		For the nine months
	ended September 30,		ended September 30,
	2023	2022	2023	2022
Derecognition of capitalized development costs and termination costs(1)	11	—	58,298	—
Legacy Portfolio Optimization	11	—	58,298	—
Impairment of intangible and tangible assets(2)	5,842	66,865	43,290	70,561
Legacy Portfolio Optimization	(167)	—	34,883	—
FME25 Program	6,009	102	8,407	3,798
InterWell Health	—	66,763	—	66,763
Impairment resulting from the measurement of assets held for sale	52,473	—	64,365	—
Legacy Portfolio Optimization	52,473	—	52,473	—
FME25 Program	—	—	11,892	—
Other(3)	8,133	23,831	15,960	23,831
Legacy Portfolio Optimization	1,775	—	2,899	—
Legal Form Conversion Costs	6,358	—	13,061	—
InterWell Health transaction-related costs	—	23,831	—	23,831
Expenses from strategic transactions and programs	66,460	90,696	181,913	94,392

(1)	Primarily research and development expense.
(2)	For the three months ended September 30, 2023 and 2022, the amounts relate primarily to cost of revenues. For the nine months ended September 30, 2023 and 2022, the amounts relate primarily to research and development expense and cost of revenues, respectively.
(3)	Primarily selling, general and administrative expense.

For more information on the disposal groups classified as held for sale, see note 3.

d)    Earnings per share

The following table contains reconciliations of the numerators and denominators of the basic and diluted earnings per share computations for the three and nine months ended September 30, 2023 and 2022:

Reconciliation of basic and diluted earnings per share

in € THOUS, except share and per share data

	For the three months ended		For the nine months ended
	September 30,		September 30,
	2023	2022	2023	2022
Numerator:
Net income attributable to shareholders of FMC AG & Co. KGaA	84,351	230,100	311,072	534,601

Denominators:
Weighted average number of shares outstanding	293,413,449	293,413,449	293,413,449	293,190,145
Potentially dilutive shares	—	—	—	—

Basic earnings per share	0.29	0.78	1.06	1.82
Diluted earnings per share	0.29	0.78	1.06	1.82

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to the interim consolidated financial statements

(unaudited)

(in THOUS, except share and per share data)

e)    Impacts of severe acute respiratory syndrome coronavirus 2 (COVID-19)

The Company provides life-sustaining dialysis treatments and other critical health care services and products to patients. The Company’s patients need regular and frequent dialysis treatments, or else they face significant adverse health consequences that could result in hospitalization or death. To be able to continue care for its patients in light of COVID-19, the Company determined that it needed to implement a number of measures, both operational and financial, to maintain an adequate workforce, to protect its patients and employees through expanded personal protective equipment protocols and to develop surge capacity for patients suspected or confirmed to have COVID-19. Additionally, the Company experienced a loss of revenue due to the pandemic in certain parts of its business, partially offset by increased demand for its services and products in other parts. Various governments in regions in which the Company operates have provided economic assistance programs to address the consequences of the pandemic on companies and support health care providers and patients.

The Company recorded €3,577 and €275,355 for the nine months ended September 30, 2023 and 2022, respectively, within the statement of profit and loss for government grants in various regions in which it operates. In addition to the costs incurred which are eligible for government funding in various countries, the Company has been affected by impacts that COVID-19 had on the global economy and financial markets as well as effects related to lockdowns. During the nine months ended September 30, 2022, the Company received an additional $234,411 (€220,344), in U.S. Department of Health and Human Services (HHS) funding available for health care providers affected by the COVID-19 pandemic. During the nine months ended September 30, 2023, the Company did not receive additional funding from HHS. The remaining amount of U.S. government grants received recorded in deferred income was $640 (€604) and $6,104 (€5,723) at September 30, 2023 and December 31, 2022, respectively.

5.    Related party transactions

Fresenius SE is the Company’s largest shareholder and owns 32.2% of the Company’s outstanding shares at September 30, 2023. The Else Kröner-Fresenius-Stiftung is the sole shareholder of Fresenius Management SE, the general partner of Fresenius SE, and has sole power to elect the supervisory board of Fresenius Management SE. The Company has entered into certain arrangements for services and products with Fresenius SE or its subsidiaries and with certain of the Company’s equity method investees as described in item a) below. The arrangements for leases with Fresenius SE or its subsidiaries are described in item b) below. The Company’s terms related to the receivables or payables for these services, leases and products are generally consistent with the normal terms of the Company’s ordinary course of business transactions with unrelated parties and the Company believes that these arrangements reflect fair market terms. The Company utilizes various methods to verify the commercial reasonableness of its related party arrangements. Financing arrangements as described in item c) below have agreed-upon terms which are determined at the time such financing transactions occur and reflect market rates at the time of the transaction. The relationship between the Company and its key management personnel who are considered to be related parties is described in item d) below.

a)    Service agreements and products

The Company is party to service agreements with Fresenius SE and certain of its affiliates (collectively Fresenius SE Companies) to receive services, including, but not limited to: administrative services, management information services, employee benefit administration, insurance, information technology services, tax services and treasury management services. These related party agreements generally have a duration of 1 to 5 years and are renegotiated on an as needed basis when the agreement comes due. The Company also provides administrative services to one of its equity method investees.

The Company sells products to Fresenius SE Companies and purchases products from Fresenius SE Companies and equity method investees. In addition, Fresenius Medical Care Holdings, Inc. (FMCH) purchases heparin supplied by Fresenius Kabi USA, Inc. (Kabi USA), through an independent group purchasing organization (GPO). Kabi USA is an indirect, wholly-owned subsidiary of Fresenius SE. The Company has no direct supply agreement with Kabi USA and does not submit purchase orders directly to Kabi USA. FMCH acquires heparin from Kabi USA, which was negotiated by the GPO at arm’s length on behalf of all members of the GPO.

In December 2010, the Company and Galenica Ltd. (now known as CSL Vifor) formed the renal pharmaceutical company Vifor Fresenius Medical Care Renal Pharma Ltd., an equity method investee of which the Company owns 45%. The Company has entered into exclusive supply agreements to purchase certain pharmaceuticals from, as well as into certain exclusive distribution agreements with, Vifor Fresenius Medical Care Renal Pharma Ltd.

Under the CMS Comprehensive End-Stage Renal Disease (ESRD) Care Model, the Company and participating physicians formed entities known as ESRD Seamless Care Organizations (ESCOs) as part of a payment and care delivery model that seeks to deliver better health outcomes for Medicare ESRD patients while lowering CMS’s costs. The Company entered into participation/service agreements with these ESCOs, which are accounted for as equity method investees. Currently, these ESCOs are in their final phase and do not have a material impact on the financial results of the Company.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to the interim consolidated financial statements

(unaudited)

(in THOUS, except share and per share data)

Below is a summary, including the Company’s receivables from and payables to the indicated parties, resulting from the above-described transactions with related parties.

Service agreements and products with related parties

in € THOUS

	For the nine months ended		For the nine months ended
	September 30, 2023		September 30, 2022		September 30, 2023		December 31, 2022
	Sales of	Purchases of	Sales of	Purchases of
	goods and	goods and	goods and	goods and	Accounts	Accounts	Accounts	Accounts
	services	services	services	services	receivable	payable	receivable	payable
Service agreements (1)
Fresenius SE	108	28,405	300	33,381	31	3,994	26	2,820
Fresenius SE affiliates	2,882	52,224	3,378	63,878	839	7,784	1,168	8,585
Equity method investees	5,694	50	29,206	—	24,573	—	120,507	—
Total	8,684	80,679	32,884	97,259	25,443	11,778	121,701	11,405

Products
Fresenius SE affiliates	53,689	31,472	48,817	29,221	26,155	6,124	16,078	5,826
Equity method investees	—	337,677	—	334,964	—	71,997	—	73,563
Total	53,689	369,149	48,817	364,185	26,155	78,121	16,078	79,389

(1)	In addition to the above shown accounts payable, accrued expenses for service agreements with related parties amounted to €6,696 and €6,520 at September 30, 2023 and December 31, 2022, respectively.

b)    Lease agreements

In addition to the above-mentioned product and service agreements, the Company is a party to real estate lease agreements with Fresenius SE Companies, which mainly include leases for the Company’s corporate headquarters in Bad Homburg, Germany, and production sites in Schweinfurt and St. Wendel, Germany. The leases have maturities up to the end of 2032 and will continue in effect after the Conversion. For further information regarding the Conversion, see note 1.

Below is a summary resulting from the above described lease agreements with related parties.

Lease agreements with related parties

in € THOUS

	For the nine months ended September 30, 2023			For the nine months ended September 30, 2022			September 30, 2023		December 31, 2022
		Interest	Lease		Interest	Lease	Right-of-use	Lease	Right-of-use	Lease
	Depreciation	expense	expense (1)	Depreciation	expense	expense (1)	asset	liability	asset	liability
Fresenius SE	6,150	1,004	293	6,303	407	910	30,339	30,833	38,688	39,626
Fresenius SE affiliates	13,361	1,055	—	10,285	717	—	106,496	108,570	112,684	114,077
Total	19,511	2,059	293	16,588	1,124	910	136,835	139,403	151,372	153,703

(1)	Short-term leases and expenses relating to variable lease payments as well as low value leases are exempted from balance sheet recognition.

c)    Financing

The Company has received short-term financing from and, in previous periods, provided short-term financing to Fresenius SE. In February 2023, the Company ended its participation in Fresenius SE’s cash management system, which was previously utilized for the settlement of certain intercompany receivables and payables with its subsidiaries and other related parties. The Company established its own cash management system in March 2023. As of December 31, 2022, the Company had accounts receivable from Fresenius SE related to short-term financing in the amount of €1,477. The interest rates for these cash management arrangements were set on a daily basis and were based on the then-prevailing overnight reference rate, with a floor of zero, for the respective currencies.

On August 19, 2009 and November 28, 2013, the Company borrowed €1,500 and €1,500, respectively, from the General Partner. The loan repayments were extended periodically and combined into a single borrowing during 2022 with an interest rate of 1.3348%. Upon effectiveness of the Conversion, Management AG has the right to receive the amounts borrowed at any time. For further information regarding the Conversion, see note 1.

The Company and Fresenius SE have agreed to terminate the uncommitted revolving credit facility, effective upon the Conversion. For further information on this loan agreement, see note 7.

At December 31, 2022, the Company borrowed from Fresenius SE in the amount of €1,000 at an interest rate of 2.468%. For further information on this loan agreement, see note 7.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to the interim consolidated financial statements

(unaudited)

(in THOUS, except share and per share data)

d)    Key management personnel

Due to the Company’s legal form of a German partnership limited by shares, the General Partner holds a key management position within the Company. In addition, as key management personnel, members of the Management Board and the Supervisory Board, as well as their close relatives, are considered related parties.

The Company’s Articles of Association provide that the General Partner shall be reimbursed for any and all expenses in connection with management of the Company’s business, including remuneration of the members of the General Partner’s supervisory board and the members of the Management Board. The aggregate amount reimbursed to the General Partner was €23,574 and €16,952 for its management services during the nine months ended September 30, 2023 and 2022, respectively. As of September 30, 2023 and December 31, 2022, the Company had accounts receivable from the General Partner in the amount of €491 and €816, respectively. As of September 30, 2023 and December 31, 2022, the Company had accounts payable to the General Partner in the amount of €1,747 and €27,289, respectively.

Upon effectiveness of the Conversion, the General Partner will exit the Company and will no longer be entitled to reimbursement of the remuneration of its board members (other than outstanding amounts, if any, for service prior to the effective date of the Conversion). The members of the Supervisory Board and the management board of Fresenius Medical Care AG, the name of the Company after Conversion (FMC AG), as key management personnel, as well as their close relatives, will be considered related parties of FMC AG. Upon effectiveness of the Conversion, the existing service agreements between the General Partner and the members of the Management Board will be transferred to FMC AG. This shall also apply to performance shares held by current or former Management Board members under existing long-term incentive plans. For further information regarding the Conversion, see note 1.

6.   Inventories

At September 30, 2023 and December 31, 2022, inventories consisted of the following:

Inventories

in € THOUS

	September 30,	December 31,
	2023	2022

Finished goods	1,302,097	1,310,995
Health care supplies	502,575	553,821
Raw materials and purchased components	364,721	306,994
Work in process	134,505	124,404
Inventories	2,303,898	2,296,214

7.    Short-term debt

At September 30, 2023 and December 31, 2022, short-term debt consisted of the following:

Short-term debt

in € THOUS

	September 30,	December 31,
	2023	2022
Commercial paper program	494,703	495,424
Borrowings under lines of credit	52,051	169,511
Other	75	78
Short-term debt from unrelated parties	546,829	665,013
Short-term debt from related parties (see note 5 c)	3,000	4,000
Short-term debt	549,829	669,013

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to the interim consolidated financial statements

(unaudited)

(in THOUS, except share and per share data)

The Company and certain consolidated entities operate a multi-currency notional cash pooling management system. In this cash pooling management system, amounts in euro and other currencies are offset without being transferred to a specific cash pool account. The system is used for an efficient utilization of funds within the Company. The Company met the conditions to offset balances within this cash pool for reporting purposes. At September 30, 2023 and December 31, 2022, cash and borrowings under lines of credit in the amount of €123,347 and €80,603, respectively, were offset under this cash pooling management system. Before this offset, cash and cash equivalents as of September 30, 2023 was €1,676,600 (December 31, 2022: €1,354,390) and short-term debt from unrelated parties was €670,176 (December 31, 2022: €745,616).

Commercial paper program

The Company maintains a commercial paper program under which short-term notes of up to €1,500,000 can be issued. At September 30, 2023, the outstanding commercial paper amounted to €496,000 (December 31, 2022: €496,500).

Short-term debt from related parties

The Company is party to an uncommitted revolving facility, as borrower, under which it may request and receive one or more short-term advances up to an aggregate amount of €600,000 with Fresenius SE, as lender. The Company and Fresenius SE have agreed to terminate the uncommitted revolving credit facility, effective upon the Conversion, at which time any amounts outstanding under the facility will be due. For further information on short-term debt from related parties, see note 5 c).

8.    Long-term debt

As of September 30, 2023 and December 31, 2022, long-term debt consisted of the following:

Long-term debt

in € THOUS

	September 30,	December 31,
	2023	2022

Schuldschein loans	224,662	224,612
Bonds	7,418,304	7,389,365
Accounts Receivable Facility	—	93,725
Other	328,578	157,094
Long-term debt	7,971,544	7,864,796
Less current portion	(707,204)	(694,062)
Long-term debt, less current portion	7,264,340	7,170,734

Accounts Receivable Facility

The Company has an accounts receivable securitization program (Accounts Receivable Facility) with a maximum capacity of $900,000 (€768,049 at the date of execution) and an ending term date of August 11, 2024.

The following table shows the available and outstanding amounts under the Accounts Receivable Facility at September 30, 2023 and December 31, 2022:

Accounts Receivable Facility - maximum amount available and balance outstanding in THOUS

	Maximum amount available (1)		Balance outstanding (2)
	September 30, 2023		September 30, 2023

Accounts Receivable Facility	$900,000	€849,537	$—	€—

	Maximum amount available (1)		Balance outstanding (2)
	December 31, 2022		December 31, 2022

Accounts Receivable Facility	$900,000	€843,803	$100,000	€93,756

(1)	Subject to availability of sufficient accounts receivable meeting funding criteria.
(2)	Amounts shown are excluding debt issuance costs.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to the interim consolidated financial statements

(unaudited)

(in THOUS, except share and per share data)

The Company also had letters of credit outstanding under the Accounts Receivable Facility in the amount of $28,332 and $12,532 (€26,744 and €11,750) at September 30, 2023 and December 31, 2022, respectively. These letters of credit are not included above as part of the balance outstanding at September 30, 2023 and December 31, 2022. However, the letters reduce available borrowings under the Accounts Receivable Facility.

Syndicated Credit Facility

The Company entered into a €2,000,000 sustainability-linked syndicated revolving credit facility (Syndicated Credit Facility) in July 2021, which serves as a back-up line for general corporate purposes and was undrawn as of September 30, 2023. On June 2, 2023, the Syndicated Credit Facility was extended an additional year until July 1, 2028, with a maximum available borrowing amount of €1,918,367 in the last year.

9.    Capital management

As of September 30, 2023 and December 31, 2022 total equity in percent of total assets was 43.3% and 43.2%, respectively, and debt and lease liabilities (including amounts directly associated with assets held for sale) in percent of total assets was 36.5% and 37.0%, respectively.

The Company’s financing structure and business model are reflected in the credit ratings. The Company is rated investment grade by Standard & Poor’s, Moody’s and Fitch. On February 24, 2023, Standard & Poor’s downgraded the Company’s corporate credit rating from BBB to BBB- and revised the outlook from stable to negative. On February 27, 2023, Moody’s confirmed the Company’s corporate credit rating and revised the outlook from stable to negative. On August 25, 2023, Fitch affirmed the Company’s corporate credit rating, removed the rating watch negative and assigned a negative outlook.

The Company’s current corporate credit ratings and outlooks from the credit rating agencies are provided in the table below:

Rating (1)

	Standard & Poor´s	Moody´s	Fitch

Corporate credit rating	BBB-	Baa3	BBB-
Outlook	negative	negative	negative

(1)	A rating is not a recommendation to buy, sell or hold securities of the Company, and may be subject to suspension, change or withdrawal at any time by the assigning rating agency.

10.    Share-based plans

On July 31, 2023, 1,409,661 performance shares with a total fair value of €61,743 were allocated under the Fresenius Medical Care AG & Co. KGaA Long Term Incentive Plan 2022+ to members of the management boards of affiliated companies and managerial staff members. This amount will be amortized over the three-year vesting period. The weighted average fair value per performance share at the allocation date was €43.80.

On March 1, 2023, 276,587 performance shares with a total fair value of €8,896 were allocated under the Management Board Long Term Incentive Plan 2020 to the members of the Management Board and to certain former members of the Management Board. Of this number, 212,148 performance shares with a total fair value of €6,829 relate to members of the Management Board and 64,439 performance shares with a total fair value of €2,067 relate to certain former members of the Management Board. These amounts will be amortized over the three-year vesting period. The weighted average fair value per performance share at the allocation date was €32.16.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to the interim consolidated financial statements

(unaudited)

(in THOUS, except share and per share data)

11.    Commitments and contingencies

Legal and regulatory matters

The Company is routinely involved in claims, lawsuits, regulatory and tax audits, investigations and other legal matters arising, for the most part, in the ordinary course of its business of providing health care services and products. Legal matters that the Company currently deems to be material or noteworthy are described below. The Company records its litigation reserves for certain legal proceedings and regulatory matters to the extent that the Company determines an unfavorable outcome is probable and the amount of loss can be reasonably estimated. For the other matters described below, the Company believes that the loss is not probable and/or the loss or range of possible losses cannot be reasonably estimated at this time. The outcome of litigation and other legal matters is always difficult to predict accurately and outcomes that are not consistent with the Company’s view of the merits can occur. The Company believes that it has valid defenses to the legal matters pending against it and is defending itself vigorously. Nevertheless, it is possible that the resolution of one or more of the legal matters currently pending or threatened could have a material adverse effect on its business, results of operations and financial condition.

Beginning in 2012, the Company received certain communications alleging conduct in countries outside the United States that might violate the U.S. Foreign Corrupt Practices Act (FCPA) or other anti-bribery laws. The Company conducted investigations with the assistance of outside counsel and, in a continuing dialogue, advised the Securities and Exchange Commission (SEC) and the United States Department of Justice (DOJ) about these investigations. The DOJ and the SEC also conducted their own investigations, in which the Company cooperated.

In the course of this dialogue, the Company identified and reported to the DOJ and the SEC, and took remedial actions with respect to, conduct that resulted in the DOJ and the SEC seeking monetary penalties including disgorgement of profits and other remedies. This conduct revolved principally around the Company’s products business in countries outside the United States. The Company’s remedial actions included separation from those employees responsible for the above-mentioned conduct.

On March 29, 2019, the Company entered into a non-prosecution agreement (NPA) with the DOJ and a separate agreement with the SEC (SEC Order) intended to resolve fully and finally the U.S. government allegations against the Company arising from the investigations. Both agreements included terms starting August 2, 2019. In 2019, the Company paid a combined total in penalties and disgorgement of approximately $231,715 (€205,854) to the DOJ and the SEC in connection with these agreements. The entire amount paid to the DOJ and the SEC was reserved for in charges that the Company recorded in 2017 and 2018 and announced in 2018. As part of the resolution, the Company agreed to certain self-reporting obligations and to retain an independent compliance monitor (the Monitor). Due in part to COVID-19 pandemic restrictions, the monitorship faced certain delays. The Monitor certified to the Company’s implementation of an effective anti-corruption compliance program on December 30, 2022, and submitted her final certification report on January 31, 2023. The DOJ and SEC have accepted the Monitor’s certification and the NPA and SEC Order expired on March 1, 2023 and March 29, 2023, respectively.

In 2015, the Company self-reported certain legacy conduct with a potential nexus to Germany to the German prosecutor in the state of Hessen and continues to cooperate with government authorities in Germany in their review of the conduct that prompted the Company’s and United States government investigations. In September 2023, the Hessen prosecutor opened independent disgorgement proceedings against a German subsidiary of the Company relating to the aforementioned conduct in West Africa.

Since 2012, the Company has made and continues to make further significant investments in its compliance and financial controls and in its compliance, legal and financial organizations and is continuing to further implement its compliance program in connection with the resolution with the DOJ and SEC. The Company continues to react to post-FCPA review matters on various levels. The Company also continues to be fully committed to compliance with the FCPA and other applicable anti-bribery laws.

Personal injury and related litigation involving FMCH’s acid concentrate product, labeled as Granuflo® or Naturalyte®, first arose in 2012. FMCH’s insurers agreed to the settlement in 2017 of personal injury litigation and funded $220,000 (€179,284) of the total $250,000 (€203,732) settlement under a reciprocal reservation of rights. FMCH accrued a net expense of $60,000 (€48,896) in connection with the settlement, encompassing its contribution of $30,000 (€24,448) to the personal injury settlement plus $30,000 (€24,448) in related but uninsured fees and costs. Following the settlement, FMCH’s insurers in the AIG group initiated litigation against FMCH seeking to be indemnified by FMCH for their $220,000 (€179,284) outlay and FMCH initiated litigation against the AIG group to recover defense and indemnification costs FMCH had borne. National Union Fire Insurance v. Fresenius Medical Care, 2016 Index No. 653108 (Supreme Court of New York for New York County).

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to the interim consolidated financial statements

(unaudited)

(in THOUS, except share and per share data)

As litigation proceeded, the parties refined their positions, resulting in AIG requesting recovery of approximately $60,000 (€48,896) of its settlement outlay and FMCH requesting $108,000 (€88,012) in defense fees and costs. The parties filed multiple, cross motions for summary judgment. On January 12, 2023, the trial court decided these motions. Among its rulings, the court largely rejected both FMCH’s theories for recovering defense costs and AIG’s theories for recovering settlement funding. However, the trial court denied both parties’ motions on one issue and severed and continued that issue for trial. Trial on this remaining issue is scheduled to begin March 11, 2024. Both parties have preserved appeals from the court’s summary judgment rulings.

In August 2014, FMCH received a subpoena from the United States Attorney’s Office (USAO) for the District of Maryland inquiring into FMCH’s contractual arrangements with hospitals and physicians involving contracts relating to the management of in-patient acute dialysis services. Thereafter, the USAO conducted an investigation, in which FMCH cooperated, and declined to intervene in the matter. After the United States District Court for Maryland unsealed the 2014 relator’s qui tam complaint that gave rise to the investigation, the relator served the complaint and proceeded on his own by filing an amended complaint, which FMCH moved to dismiss on multiple grounds. On October 5, 2021, on FMCH’s motion, the District Court for Maryland transferred the case to the United States District Court for Massachusetts. Flanagan v. Fresenius Medical Care Holdings, Inc., 1:21-cv-11627. On December 5, 2022, the Massachusetts District Court granted FMCH’s motion and dismissed the case with prejudice. Relator has filed an appeal.

In 2014, two New York physicians filed under seal a qui tam complaint in the United States District Court for the Eastern District of New York (Brooklyn), alleging violations of the False Claims Act relating to FMCH’s vascular access line of business. As previously disclosed, on October 6, 2015, the United States Attorney for the Eastern District of New York (Brooklyn) issued subpoenas to FMCH indicating its investigation now seen to be related to the two relators’ complaint. FMCH cooperated in the Brooklyn investigation, which was understood to be separate and distinct from settlements entered in 2015 in Connecticut, Florida and Rhode Island of allegations against American Access Care LLC (AAC) following FMCH’s 2011 acquisition of AAC.

On July 12, 2022, after the Court denied the USAO’s motions to renew the sealing of the relators’ complaint, the USAO filed a complaint-in-intervention. United States ex rel. Pepe and Sherman v. Fresenius Vascular Care, Inc. et al, 1:14-cv-3505. On October 3, 2023, the states of New York, New Jersey and Georgia filed a consolidated complaint-in-intervention. The United States’, New York, New Jersey and Georgia’s, and relators’ complaints allege that the defendants billed and received government payment for surgery that was not medically necessary. FMCH will defend the allegations asserted in the litigation now proceeding.

On November 18, 2016, FMCH received a subpoena under the False Claims Act from the United States Attorney for the Eastern District of New York (Brooklyn) seeking documents and information relating to the operations of Shiel Medical Laboratory, Inc. (Shiel), which FMCH acquired in October 2013. FMCH advised the USAO that, under the asset sale provisions of its 2013 Shiel acquisition, it was not responsible for Shiel’s conduct prior to the date of the acquisition. On December 12, 2017, FMCH sold to Quest Diagnostics certain Shiel operations. Nonetheless, FMCH cooperated in the Brooklyn USAO’s investigation.

On June 14, 2022, the Brooklyn USAO declined to intervene on two relator complaints that underlay the investigation. The relators, one of whom remains anonymous, are proceeding with litigation at their own expense against both Shiel and FMCH entities, alleging that the defendants wrongly caused government payers to pay for laboratory tests that were falsely or improperly invoiced and retaliated against relators for objecting to the alleged misconduct. Relator v. Shiel Medical Laboratory, 1:16-cv-01090 (E.D.N.Y. 2016); Relator v. Shiel Holdings, 1:17-cv-02732 (E.D.N.Y. 2017). FMCH will defend allegations directed against entities it controls.

On December 17, 2018, FMCH was served with a subpoena under the False Claims Act from the United States Attorney for the District of Colorado (Denver) as part of an investigation of allegations against DaVita, Inc. (DaVita) involving transactions between FMCH and DaVita. The subject transactions include sales and purchases of dialysis facilities, dialysis-related products and pharmaceuticals, including dialysis machines and dialyzers, and contracts for certain administrative services. FMCH cooperated in the investigation.

On June 28, 2019, certain FMCH subsidiaries filed a complaint against the United States seeking to recover monies owed to them by the United States Department of Defense under the Tricare program, and to preclude Tricare from recouping monies previously paid. Bio-Medical Applications of Georgia, Inc., et al. v. United States, CA 19-947, United States Court of Federal Claims. Tricare provides reimbursement for dialysis treatments and other medical care provided to members of the military services, their dependents and retirees. The litigation challenges unpublished administrative actions by Tricare administrators reducing the rate of compensation paid for dialysis treatments provided to Tricare beneficiaries based on a recasting or “crosswalking” of codes used and followed in invoicing without objection for many years. Tricare administrators have acknowledged the unpublished administrative action and declined to change or abandon it. On July 8, 2020, the U.S. government filed its answer (and confirmed its position). Subsequently, the parties engaged in mediation and the court stayed the case pending resolution of the mediation. FMCH has imposed a constraint on revenue otherwise recognized from the Tricare program that it believes, in consideration of facts currently known, sufficient to account for the risk of this litigation.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to the interim consolidated financial statements

(unaudited)

(in THOUS, except share and per share data)

In February 2022, the Company received a formal request for information from the Hessen Data Protection Authority (Hessischer Beauftragter für Datenschutz und Informationsfreiheit or HBDI). The information request relates to specific data processing functions of a few of the Company’s peritoneal dialysis devices. The Company is committed to comply with the HBDI’s request in good faith and cooperate with them, and it is working to provide the relevant information. Additionally, the Company is fully committed to safeguarding and protecting patients’ privacy as per applicable laws and privacy-by-design standards, as well as improving the devices continuously, considering technical, regulatory and privacy requirements.

On March 20 and April 12, 2022, respectively, an attorney employed as general counsel for the Company’s North American operations from 2013 to 2016 filed a complaint with the Occupational Safety and Health Administration (OSHA) under the Sarbanes-Oxley Act of 2002 (SOX) and other anti-retaliation statutes, and a civil lawsuit in Suffolk County, Massachusetts seeking compensation for personnel management decisions allegedly adverse to him. OSHA Case No. 1-076-22-049; Kott v. National Medical Care, Inc., Case No. 22-802 (Superior Court, Suffolk County, Mass.). On August 30, 2023, the OSHA investigator issued a finding that there is no reasonable cause to believe that the defendants/respondents violated SOX. The plaintiff/complainant has appealed this finding.

The plaintiff alleges in support of his demands for compensation that he was transferred to a subordinate position in the global legal department, and subsequently terminated from employment as part of the FME25 Program, in retaliation for legal advice he provided with respect to a licensing agreement with DaVita relating to pharmaceutical operations and products. The DaVita licensing agreement expired by its terms in 2017.

As previously disclosed in the Company’s financial statements, the United States Department of Justice has reviewed multiple aspects of the DaVita contract in question, including those relevant to the plaintiff’s allegations. No enforcement action has resulted against the Company.

Other bases of retaliation alleged by the plaintiff implicate internal personnel and privacy protection concerns that do not impact ongoing operations, and on which the Company does not comment.

On January 3, 2023, FMCH received a subpoena from the Attorney General for the District of Columbia related to the activities of the American Kidney Foundation (AKF) and grounded in anti-trust concerns, including market allocation within the District of Columbia. FMCH’s relationship with AKF was the subject of a previously reported and resolved investigation by agencies of the United States and litigation against United Healthcare. FMCH is cooperating in the District of Columbia investigation.

On August 10, 2023, Vifor Fresenius Medical Care Renal Pharma Ltd. and Vifor Fresenius Medical Care Renal Pharma France S.A.S. (collectively, VFMCRP) (see note 5) filed a complaint for patent infringement against Aurobindo Pharma Ltd. and Aurobindo Pharma USA, Inc. (collectively, Aurobindo) in the U.S. District Court for the District of Delaware (Case 1:23-cv-00877-MN). The patent infringement action is in response to Autobindo’s filing of an Abbreviated New Drug Applications (ANDA) with the U.S. Food and Drug Administration (FDA) for generic versions of Velphoro®. Velphoro® is protected by patents listed in the FDA’s Approved Drug Products with Therapeutic Equivalence Evaluations, also known as the Orange Book. The complaint was filed within the 45-day period provided for under the Drug Price Competition and Patent Term Restoration Act (Public Law 98-417), informally known as the Hatch-Waxman Act, and triggered a stay of FDA approval of the ANDA for 30 months.

Two plaintiffs have filed a joint action for contestation and annulment (Anfechtungs- und Nichtigkeitsklage) against the resolution adopted at the EGM of the Company on July 14, 2023 approving the Conversion. Based on the motions filed by the plaintiffs, it was unclear whether the action was also directed against the resolution of the EGM on the election of the members of the supervisory board of Fresenius Medical Care AG. Due to these actions for contestation and annulment, the Conversion could not immediately be registered with the commercial register. This block on registration was overcome by a clearance ruling (Freigabe) of the competent court of appeal on October 25, 2023 which decided, in all points, in favor of the Company. Therefore, the Conversion can be registered with the commercial register and thereby will become effective, which is envisaged to happen by November 30, 2023. The proceedings regarding the action for contestation and annulment will also continue, with the Conversion being implemented on the basis of a clearance ruling by the competent court of appeal. The proceedings regarding the action for contestation and annulment may take one to several years until a ruling is rendered in the first instance, and another one to several years in the second instance for the court of appeal and in the third instance for the German Federal Supreme Court, if such appeal to the German Federal Supreme Court is permitted. The action for contestation and annulment may also be settled at any time by reaching an agreement with the plaintiffs. However, the Conversion will not be reversed under these proceedings, even if such action were to be successful. Instead, the plaintiff’s remedies would be limited to damages which, in the Company’s view, would likely have no meaningful value.

From time to time, the Company is a party to or may be threatened with other litigation or arbitration, claims or assessments arising in the ordinary course of its business. Management regularly analyzes current information including, as applicable, the Company’s defenses and insurance coverage and, as necessary, provides accruals for probable liabilities for the eventual disposition of these matters.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to the interim consolidated financial statements

(unaudited)

(in THOUS, except share and per share data)

The Company, like other health care providers, insurance plans and suppliers, conducts its operations under intense government regulation and scrutiny.The Company must comply with regulations which relate to or govern the safety and efficacy of medical products and supplies, the marketing and distribution of such products, the operation of manufacturing facilities, laboratories, dialysis clinics and other health care facilities, and environmental and occupational health and safety. With respect to its development, manufacture, marketing and distribution of medical products, if such compliance is not maintained, the Company could be subject to significant adverse regulatory actions by the FDA and comparable regulatory authorities outside the U.S. These regulatory actions could include warning letters or other enforcement notices from the FDA, and/or comparable foreign regulatory authority which may require the Company to expend significant time and resources in order to implement appropriate corrective actions. If the Company does not address matters raised in warning letters or other enforcement notices to the satisfaction of the FDA and/or comparable regulatory authorities outside the U.S., these regulatory authorities could take additional actions, including product recalls, injunctions against the distribution of products or operation of manufacturing plants, civil penalties, seizures of the Company’s products and/or criminal prosecution. FMCH completed remediation efforts with respect to one pending FDA warning letter and is awaiting confirmation as to whether the letter is now closed. The Company must also comply with the laws of the United States, including the federal Anti-Kickback Statute, the federal False Claims Act, the federal Stark Law, the federal Civil Monetary Penalties Law and the federal Foreign Corrupt Practices Act as well as other federal and state fraud and abuse laws. Applicable laws or regulations may be amended, or enforcement agencies or courts may make interpretations that differ from the Company’s interpretations or the manner in which it conducts its business. Enforcement has become a high priority for the federal government and some states. In addition, the provisions of the False Claims Act authorizing payment of a portion of any recovery to the party bringing the suit encourage private plaintiffs to commence whistleblower actions. By virtue of this regulatory environment, the Company’s business activities and practices are subject to extensive review by regulatory authorities and private parties, and continuing audits, subpoenas, other inquiries, claims and litigation relating to the Company’s compliance with applicable laws and regulations. The Company may not always be aware that an inquiry or action has begun, particularly in the case of whistleblower actions, which are initially filed under court seal.

The Company operates many facilities and handles the personal data of its patients and beneficiaries throughout the United States and other parts of the world and engages with other business associates to help it carry out its health care activities. In such a widespread, global system, it may be difficult to maintain the desired level of oversight and control over the thousands of individuals employed by many affiliated companies and its business associates. The Company recognizes that the laws, regulations and interpretative guidance on data privacy are evolving along with potential litigation and enforcement risks, and it continues to review its processes to adapt to those changes. On occasion, the Company or its business associates may experience a breach under the Health Insurance Portability and Accountability Act Privacy Rule and Security Rules, the EU’s General Data Protection Regulation or other similar laws (Data Protection Laws) when there has been impermissible use, access, or disclosure of unsecured personal data or when the Company or its business associates neglect to implement the required administrative, technical and physical safeguards of its electronic systems and devices, or a data breach that results in impermissible use, access or disclosure of personal identifying information of its employees, patients and beneficiaries. On those occasions, the Company is committed to compliance with applicable breach notification and/or information requirements and to take appropriate remedial and corrective action. Included within the Company’s notification requirements are new SEC rules that, commencing in December 2023, will require the Company to report the occurrence of material cybersecurity incidents in a current report on Form 6-K.

The Company relies upon its management structure, regulatory and legal resources, and the effective operation of its compliance program to direct, manage and monitor the activities of its employees. On occasion, the Company may identify instances where employees or other agents deliberately, recklessly or inadvertently contravene the Company’s policies or violate applicable law and, in such instances, the Company will take appropriate corrective and/or disciplinary action. The actions of such persons may subject the Company and its subsidiaries to liability under the Anti-Kickback Statute, the Stark Law, the False Claims Act, Data Protection Laws, the Health Information Technology for Economic and Clinical Health Act and the FCPA, among other laws and comparable state laws or laws of other countries.

Physicians, hospitals and other participants in the health care industry are also subject to a large number of lawsuits alleging professional negligence, malpractice, product liability, worker’s compensation or related claims, many of which involve large claims and significant defense costs. The Company has been and is currently subject to these suits due to the nature of its business and expects that those types of lawsuits may continue. Although the Company maintains insurance at a level which it believes to be prudent, it cannot assure that the coverage limits will be adequate or that insurance will cover all asserted claims. A successful claim against the Company or any of its subsidiaries in excess of insurance coverage could have a material adverse effect upon it and the results of its operations. Any claims, regardless of their merit or eventual outcome, could have a material adverse effect on the Company’s reputation and business.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to the interim consolidated financial statements

(unaudited)

(in THOUS, except share and per share data)

The Company has also had claims asserted against it and has had lawsuits filed against it relating to alleged patent infringements or businesses that it has acquired or divested. These claims and suits relate both to operation of the businesses and to the acquisition and divestiture transactions. The Company has, when appropriate, asserted its own claims, and claims for indemnification. A successful claim against the Company or any of its subsidiaries could have a material adverse effect upon its business, financial condition, and the results of its operations. Any claims, regardless of their merit or eventual outcome, could have a material adverse effect on the Company’s reputation and business.

The Company is subject to ongoing and future tax audits in the U.S., Germany and other jurisdictions in the ordinary course of business. Tax authorities routinely pursue adjustments to the Company’s tax returns and disallowances of claimed tax deductions. When appropriate, the Company defends these adjustments and disallowances and asserts its own claims. A successful tax related claim against the Company or any of its subsidiaries could have a material adverse effect upon its business, financial condition and results of operations.

The German tax authorities re-qualified dividends received in connection with intercompany mandatorily redeemable preferred shares into fully taxable interest payments for the years 2006 until 2013, which could lead to additional tax payments in the mid-double-digit million range. Additionally, German tax authorities objected to the Company’s tax returns and took the position that income of one of the Company’s finance entities for 2017 and future periods should be subject to German Controlled Foreign Corporation taxation resulting in potential additional income tax payments in the very low end of triple-digit millions. In both cases, the Company will take any appropriate legal action to defend its position.

The Company is subject to residual value guarantees in certain lease contracts, primarily real estate contracts, for which it is the lessee in the amount of $767,157 (€724,143). As of September 30, 2023, the estimated fair market value of the underlying leased assets exceeded the related residual value guarantees and, therefore, the Company did not have any risk exposure relating to these guarantees.

Other than those individual contingent liabilities mentioned above, the current estimated amount of the Company’s other known individual contingent liabilities is immaterial.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to the interim consolidated financial statements

(unaudited)

(in THOUS, except share and per share data)

12.    Financial instruments

The following tables show the carrying amounts and fair values of the Company’s financial instruments at September 30, 2023 and December 31, 2022:

Carrying amount and fair value of financial instruments

in € THOUS

September 30, 2023	Carrying amount					Fair value
	Amortized			Not
	cost	FVPL	FVOCI	classified	Total	Level 1	Level 2	Level 3

Cash and cash equivalents	1,035,797	517,456	—	—	1,553,253	517,456	—	—
Trade accounts and other receivables from unrelated parties	3,581,274	—	—	80,868	3,662,142	—	—	—
Accounts receivable from related parties	52,089	—	—	—	52,089	—	—	—
Derivatives - cash flow hedging instruments	—	—	—	4,490	4,490	—	4,490	—
Derivatives - not designated as hedging instruments	—	11,815	—	—	11,815	—	11,815	—
Equity investments	—	103,786	74,173	—	177,959	52,470	75,354	50,135
Debt securities	—	103,652	359,328	—	462,980	462,980	—	—
Other financial assets(1)	114,410	—	—	115,047	229,457	—	—	—
Other current and non-current assets	114,410	219,253	433,501	119,537	886,701	—	—	—
Financial assets	4,783,570	736,709	433,501	200,405	6,154,185	—	—	—

Accounts payable to unrelated parties	753,120	—	—	—	753,120	—	—	—
Accounts payable to related parties	91,646	—	—	—	91,646	—	—	—
Short-term debt	549,829	—	—	—	549,829	—	—	—
Long-term debt	7,971,544	—	—	—	7,971,544	6,505,717	553,010	—
Lease liabilities	—	—	—	4,453,139	4,453,139	—	—	—
Derivatives - cash flow hedging instruments	—	—	—	8,983	8,983	—	8,983	—
Derivatives - not designated as hedging instruments	—	25,418	—	—	25,418	—	25,418	—
Variable payments outstanding for acquisitions	—	34,050	—	—	34,050	—	—	34,050
Put option liabilities	—	—	—	1,407,624	1,407,624	—	—	1,407,624
Other financial liabilities(2)	1,107,871	—	—	—	1,107,871	—	—	—
Other current and non-current liabilities	1,107,871	59,468	—	1,416,607	2,583,946	—	—	—
Financial liabilities	10,474,010	59,468	—	5,869,746	16,403,224	—	—	—

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to the interim consolidated financial statements

(unaudited)

(in THOUS, except share and per share data)

Carrying amount and fair value of financial instruments

in € THOUS

December 31, 2022	Carrying amount					Fair value
	Amortized			Not
	cost	FVPL	FVOCI	classified	Total	Level 1	Level 2	Level 3

Cash and cash equivalents	1,118,503	155,284	—	—	1,273,787	155,284	—	—
Trade accounts and other receivables from unrelated parties	3,489,680	—	—	84,590	3,574,270	—	—	—
Accounts receivable from related parties	140,072	—	—	—	140,072	—	—	—
Derivatives - cash flow hedging instruments	—	—	—	9,151	9,151	—	9,151	—
Derivatives - not designated as hedging instruments	—	10,627	—	—	10,627	—	10,627	—
Equity investments	—	80,201	69,792	—	149,993	36,227	70,973	42,793
Debt securities	—	106,215	338,589	—	444,804	444,804	—	—
Other financial assets(1)	121,095	—	—	128,015	249,110	—	—	—
Other current and non-current assets	121,095	197,043	408,381	137,166	863,685	—	—	—
Financial assets	4,869,350	352,327	408,381	221,756	5,851,814	—	—	—

Accounts payable to unrelated parties	813,255	—	—	—	813,255	—	—	—
Accounts payable to related parties	118,083	—	—	—	118,083	—	—	—
Short-term debt	669,013	—	—	—	669,013	—	—	—
Long-term debt	7,864,796	—	—	—	7,864,796	6,366,775	474,930	—
Lease liabilities	—	—	—	4,678,763	4,678,763	—	—	—
Derivatives - cash flow hedging instruments	—	—	—	568	568	—	568	—
Derivatives - not designated as hedging instruments	—	7,422	—	—	7,422	—	7,422	—
Variable payments outstanding for acquisitions	—	37,846	—	—	37,846	—	—	37,846
Put option liabilities	—	—	—	1,468,517	1,468,517	—	—	1,468,517
Other financial liabilities(2)	1,107,827	—	—	—	1,107,827	—	—	—
Other current and non-current liabilities	1,107,827	45,268	—	1,469,085	2,622,180	—	—	—
Financial liabilities	10,572,974	45,268	—	6,147,848	16,766,090	—	—	—

(1)

As of September 30, 2023 other financial assets primarily include lease receivables, deposits, guarantees, securities, vendor as well as supplier rebates. As of December 31, 2022, other financial assets primarily include lease receivables, deposits, guarantees, securities, vendor and supplier rebates as well as notes receivable.

(2)	As of September 30, 2023 and December 31, 2022, other financial liabilities primarily include receivable credit balances and goods and services received.

Derivative and non-derivative financial instruments are categorized in the following three-tier fair value hierarchy that reflects the significance of the inputs in making the measurements. Level 1 inputs are quoted prices for similar instruments in active markets. Level 2 is defined as using valuation models (i.e. mark-to-model) with input factors that are inputs other than quoted prices in active markets that are directly or indirectly observable. Level 3 is defined as using valuation models (i.e. mark-to-model) with input factors that are unobservable inputs for which little or no market data exists, therefore requiring the Company to develop its own assumptions. Fair value information is not provided for financial instruments, if the carrying amount is a reasonable estimate of fair value due to the relatively short period of maturity of these instruments. This includes cash and cash equivalents measured at amortized costs, trade accounts and other receivables from unrelated parties, accounts receivable from related parties, other financial assets as well as accounts payable to unrelated parties, accounts payable to related parties, short-term debt and other financial liabilities. Transfers between levels of the fair value hierarchy have not occurred as of September 30, 2023 or December 31, 2022. The Company accounts for transfers at the end of the reporting period.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to the interim consolidated financial statements

(unaudited)

(in THOUS, except share and per share data)

Derivative financial instruments

In order to manage the risk of currency exchange rate and interest rate fluctuations, the Company enters into various hedging transactions by means of derivative instruments with highly rated financial institutions (generally investment grade) as authorized by the Company’s General Partner. The Company primarily enters into foreign exchange forward contracts. In certain instances, the Company enters into derivative contracts that do not qualify for hedge accounting but are utilized for economic purposes (economic hedges). The Company does not use financial instruments for trading purposes.

Non-derivative financial instruments

The significant methods and assumptions used for the classification and measurement of non-derivative financial instruments are as follows:

The Company assessed its business models and the cash flow characteristics of its financial assets. The vast majority of the non-derivative financial assets are held in order to collect contractual cash flows. The contractual terms of the financial assets allow the conclusion that the cash flows represent payment of principal and interest only. Trade accounts and other receivables from unrelated parties (including receivables related to the Accounts Receivable Facility, see note 8), Accounts receivable from related parties and Other financial assets are consequently measured at amortized cost.

Cash and cash equivalents are comprised of cash funds and other short-term investments. Cash funds are measured at amortized cost. Short-term investments are highly liquid and readily convertible to known amounts of cash. Short-term investments are measured at fair value through profit or loss (FVPL). The risk of changes in fair value is insignificant.

Equity investments are not held for trading. At initial recognition the Company elected, on an instrument-by-instrument basis, to represent subsequent changes in the fair value of individual strategic investments in other comprehensive income. If equity instruments are quoted in an active market, the fair value is based on price quotations at the period-end-date. As necessary, the Company engages external valuation firms to assist in determining the fair value of Level 3 equity investments. The external valuation uses a discounted cash flow model, which includes significant unobservable inputs such as investment specific forecasted financial statements and weighted average cost of capital, that reflects current market assessments as well as a terminal growth rate.

The majority of the debt securities are held within a business model whose objective is achieving both contractual cash flows and selling securities. The standard coupon bonds give rise on specified dates to cash flows that are solely payments of principal and interest on the outstanding principal amount. Subsequently, these financial assets have been classified as fair value through other comprehensive income (FVOCI). The smaller part of debt securities does not give rise to cash flows that are solely payments of principal and interest. Consequently, these securities are measured at FVPL. In general, most of the debt securities are quoted in an active market.

Long-term debt is initially recognized at its fair value and subsequently measured at amortized cost. The fair values of major long-term debt are calculated on the basis of market information. Liabilities for which market quotes are available are measured using these quotes. The fair values of the other long-term debt are calculated at the present value of the respective future cash flows. To determine these present values, the prevailing interest rates and credit spreads for the Company as of the balance sheet date are used.

Variable payments outstanding for acquisitions are recognized at their fair value. The estimation of individual fair values is based on the key inputs of the arrangement that determine the future contingent payment as well as the Company’s expectation of these factors. The Company assesses the likelihood and timing of achieving the relevant objectives. The underlying assumptions are reviewed regularly.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to the interim consolidated financial statements

(unaudited)

(in THOUS, except share and per share data)

Put option liabilities are recognized at the present value of the exercise price of the option. The exercise price of the option is generally based on fair value and, in certain limited instances, might contain a fixed floor price. The methodology the Company uses to estimate the fair values assumes the greater of net book value or a multiple of earnings, based on historical earnings, development stage of the underlying business and other factors. From time to time the Company engages an external valuation firm to assist in the valuation of certain put options. The external valuation assists the Company in estimating the fair values using a combination of discounted cash flows and a multiple of earnings and/or revenue. Under those limited circumstances in which the put option might contain a fixed floor price, the external valuation firm may assist the Company with the valuation by performing a Monte Carlo Simulation analysis to simulate the exercise price. The put option liabilities are discounted at a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the liability. The estimated fair values of these put options can also fluctuate, and the discounted cash flows as well as the implicit multiple of earnings and/or revenue at which these obligations may ultimately be settled could vary significantly from the Company’s current estimates depending upon market conditions. For the purpose of analyzing the impact of changes in unobservable inputs on the fair value measurement of put option liabilities, the Company assumes an increase on earnings (or enterprise value for the put options granted in the InterWell Health business combination) of 10% compared to the actual estimation as of the balance sheet date. The corresponding increase in fair value of €103,724 is then compared to the total liabilities and the shareholder’s equity of the Company. This analysis shows that an increase of 10% in the relevant earnings (or enterprise value for the put options granted in the InterWell Health business combination) would have an effect of less than 1% on the total liabilities and less than 1% on the shareholder’s equity of the Company.

The following table provides a reconciliation of Level 3 financial instruments at September 30, 2023 and December 31, 2022:

Reconciliation from beginning to ending balance of level 3 financial instruments in € THOUS

	2023			2022
		Variable			Variable
		payments			payments
		outstanding			outstanding
	Equity	for	Put option	Equity	for	Put option
	investments	acquisitions	liabilities	investments	acquisitions	liabilities

Beginning balance at January 1,	42,793	37,846	1,468,517	50,679	47,690	992,423
Increase	4,408	1,181	20,756	2,804	46	646,271
Decrease	—	(3,299)	(38,464)	—	(6,499)	(7,026)
Gain / loss recognized in profit or loss (1)	2,488	(1,788)	—	(13,968)	(3,904)	—
Gain / loss recognized in equity	—	—	(47,336)	—	—	(180,431)
Foreign currency translation and other changes	446	110	4,151	3,278	513	17,280
Ending balance at September 30, and December 31,	50,135	34,050	1,407,624	42,793	37,846	1,468,517

(1)	Includes realized and unrealized gains / losses.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to the interim consolidated financial statements

(unaudited)

(in THOUS, except share and per share data)

13.    Segment and corporate information

Effective as of January 1, 2023, the Company commenced reporting reflecting its new global operating model in which the Company reorganized its business into two global operating, and reportable, segments: the Care Enablement segment and the Care Delivery segment. The operating segments are determined based upon how the Company manages its businesses and allocates resources with responsibilities by products and services and is aligned to the financial information that is presented on a quarterly basis to the chief operating decision maker. The Care Enablement segment is primarily engaged in the distribution of products and equipment, including research and development, manufacturing, supply chain and commercial operations, as well as supporting functions, such as regulatory and quality management. The Care Delivery segment is primarily engaged in providing health care services for the treatment of ESRD and other extracorporeal therapies, including value and risk-based care programs. Care Delivery also includes the pharmaceutical products business and the income from equity method investees related to the sale of certain renal pharmaceuticals from Vifor Fresenius Medical Care Renal Pharma Ltd. in the U.S., which are used in the Company’s clinics to provide health care services to its patients.

The Company’s Global Medical Office, which seeks to optimize medical treatments and clinical processes within the Company and supports both Care Delivery and Care Enablement, is centrally managed and its profit and loss are allocated to the segments. Similarly, the Company allocates costs related primarily to headquarters’ overhead charges, including accounting and finance as well as certain human resources, legal and IT costs, as the Company believes that these costs are attributable to the segments and used in the allocation of resources to Care Delivery and Care Enablement. These costs are allocated at budgeted amounts, with the difference between budgeted and actual figures recorded at the corporate level. However, certain costs, which relate mainly to shareholder activities, management activities, global internal audit and the remeasurement of certain investments are not allocated to a segment but are accounted for as corporate expenses. These activities do not fulfill the definition of a segment according to IFRS 8, Operating Segments and are reported separately as Corporate (Corporate). Financing is a corporate function which is not controlled by the operating segments. Therefore, the Company does not include interest expense relating to financing as a segment measurement. In addition, the Company does not include income taxes as it believes taxes are outside the segments’ control.

Management evaluates each segment using measures that reflect all of the segment’s controllable revenues and expenses. With respect to the performance of business operations, management believes that the most appropriate measures are revenue and operating income. The Company transfers products between segments at fair market value. The associated internal revenues and expenses and any remaining internally generated profit or loss for the product transfers are recorded within the operating segments initially, are eliminated upon consolidation and are included within “Inter-segment eliminations.” Capital expenditures for production are based on the expected demand of the segments and consolidated profitability considerations.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to the interim consolidated financial statements

(unaudited)

(in THOUS, except share and per share data)

Information pertaining to the Company’s segment and Corporate activities for the three and nine months ended September 30, 2023 and 2022 is set forth below. Following the change in the composition of the Company’s reportable segments, the information presented for the prior period has been restated in accordance with IFRS 8:

Segment and corporate information

in € THOUS

		Care	Total	Inter-segment
	Care Delivery	Enablement	Segment	eliminations	Corporate	Total
Three months ended September 30, 2023
Revenue from health care services (1)	3,781,890	—	3,781,890	—	—	3,781,890
Revenue from health care products (1)	46,899	941,660	988,559	—	—	988,559
Revenue from contracts with customers (1)	3,828,789	941,660	4,770,449	—	—	4,770,449
Revenue from insurance contracts (1)	145,479	—	145,479	—	—	145,479
Revenue from lease contracts (1)	—	20,309	20,309	—	—	20,309
Revenue from external customers	3,974,268	961,969	4,936,237	—	—	4,936,237
Inter-segment revenue	—	368,054	368,054	(368,054)	—	—
Revenue	3,974,268	1,330,023	5,304,291	(368,054)	—	4,936,237
Operating income (loss)	332,143	(1,261)	330,882	1,358	(8,012)	324,228
Interest						(88,717)
Income before income taxes						235,511
Depreciation and amortization	(273,295)	(113,424)	(386,719)	11,399	(17,318)	(392,638)
Impairment loss	(55,212)	(6,086)	(61,298)	—	(96)	(61,394)
Income (loss) from equity method investees	20,337	2,298	22,635	—	—	22,635
Additions of property, plant and equipment, intangible assets and right-of-use assets (1)	163,945	88,018	251,963	(6,891)	5,454	250,526
Three months ended September 30, 2022
Revenue from health care services (1)	3,973,255	—	3,973,255	—	—	3,973,255
Revenue from health care products (1)	48,333	940,923	989,256	—	—	989,256
Revenue from contracts with customers (1)	4,021,588	940,923	4,962,511	—	—	4,962,511
Revenue from insurance contracts (1)	109,145	—	109,145	—	—	109,145
Revenue from lease contracts (1)	—	24,510	24,510	—	—	24,510
Revenue from external customers	4,130,733	965,433	5,096,166	—	—	5,096,166
Inter-segment revenue	—	410,486	410,486	(410,486)	—	—
Revenue	4,130,733	1,375,919	5,506,652	(410,486)	—	5,096,166
Operating income (loss)	499,531	(25,942)	473,589	5,249	(7,195)	471,643
Interest						(76,485)
Income before income taxes						395,158
Depreciation and amortization	(315,319)	(117,433)	(432,752)	3,781	(13,674)	(442,645)
Impairment loss	(57,725)	(241)	(57,966)	—	(1,372)	(59,338)
Income (loss) from equity method investees	21,794	(4,646)	17,148	—	300	17,448
Additions of property, plant and equipment, intangible assets and right- of-use assets (1)	174,928	109,711	284,639	(5,942)	7,442	286,139

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to the interim consolidated financial statements

(unaudited)

(in THOUS, except share and per share data)

Segment and corporate information (continued)

in € THOUS

		Care		Inter-segment
	Care Delivery	Enablement	Total Segment	eliminations	Corporate	Total
Nine months ended September 30, 2023
Revenue from health care services(1)	11,026,027	—	11,026,027	—	—	11,026,027
Revenue from health care products(1)	133,629	2,818,963	2,952,592	—	—	2,952,592
Revenue from contracts with customers(1)	11,159,656	2,818,963	13,978,619	—	—	13,978,619
Revenue from insurance contracts(1)	442,701	—	442,701	—	—	442,701
Revenue from lease contracts(1)	—	44,411	44,411	—	—	44,411
Revenue from external customers	11,602,357	2,863,374	14,465,731	—	—	14,465,731
Inter-segment revenue	—	1,101,918	1,101,918	(1,101,918)	—	—
Revenue	11,602,357	3,965,292	15,567,649	(1,101,918)	—	14,465,731
Operating income (loss)	1,000,882	(24,200)	976,682	(11,774)	(23,116)	941,792
Interest						(251,832)
Income before income taxes						689,960
Depreciation and amortization	(844,550)	(343,897)	(1,188,447)	30,981	(52,841)	(1,210,307)
Impairment loss	(77,317)	(38,317)	(115,634)	—	(96)	(115,730)
Income (loss) from equity method investees	91,988	6,431	98,419	—	—	98,419
Total assets(1)	42,737,970	15,342,444	58,080,414	(32,212,530)	9,766,812	35,634,696
thereof investment in equity method investees(1)	366,925	338,177	705,102	—	—	705,102
Additions of property, plant and equipment, intangible assets and right-of-use assets(1)	567,037	304,901	871,938	(24,155)	29,047	876,830

Nine months ended September 30, 2022
Revenue from health care services(1)	11,106,053	—	11,106,053	—	—	11,106,053
Revenue from health care products(1)	128,577	2,722,387	2,850,964	—	—	2,850,964
Revenue from contracts with customers(1)	11,234,630	2,722,387	13,957,017	—	—	13,957,017
Revenue from insurance contracts(1)	365,074	—	365,074	—	—	365,074
Revenue from lease contracts(1)	—	79,124	79,124	—	—	79,124
Revenue from external customers	11,599,704	2,801,511	14,401,215	—	—	14,401,215
Inter-segment revenue	—	1,159,974	1,159,974	(1,159,974)	—	—
Revenue	11,599,704	3,961,485	15,561,189	(1,159,974)	—	14,401,215
Operating income (loss)	1,230,109	32,735	1,262,844	(1,613)	(101,410)	1,159,821
Interest						(217,161)
Income before income taxes						942,660
Depreciation and amortization	(907,344)	(340,791)	(1,248,135)	10,931	(41,623)	(1,278,827)
Impairment loss	(60,436)	(1,171)	(61,607)	—	(3,256)	(64,863)
Income (loss) from equity method investees	62,124	(15,122)	47,002	—	300	47,302
Total assets(1)	44,837,664	14,371,556	59,209,220	(29,727,207)	8,924,422	38,406,435
thereof investment in equity method investees(1)	440,094	327,605	767,699	—	—	767,699
Additions of property, plant and equipment, intangible assets and right-of-use assets(1)	595,972	269,618	865,590	(14,808)	37,205	887,987

(1)

These line items are included to comply with requirements under IFRS 8 and IFRS 15 or are provided on a voluntary basis, but not included in the information regularly reviewed by the chief operating decision maker.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to the interim consolidated financial statements

(unaudited)

(in THOUS, except share and per share data)

14.    Events occurring after the balance sheet date

No significant events have taken place subsequent to the balance sheet date September 30, 2023 that have a material impact on the key figures and earnings presented. On October 1, 2023, Martin Fischer became Chief Financial Officer and a member of the Management Board. On October 31, 2023, the Company announced that William Valle will retire at the end of 2023 and will be succeeded as Chief Executive Officer of Care Delivery on January 1, 2024 by Craig Cordola (52). Mr. Cordola is currently Executive Vice President of Ascension Capital, where he is responsible for strategic investments. Previously, Mr. Cordola was Executive Vice President and Chief Operating Officer for Ascension. Prior to joining Ascension in 2017, Mr. Cordola held several senior executive and leadership positions at Memorial Hermann Health System in Houston, Texas, U.S. Mr. Cordola is a Fellow of the American College of Healthcare Executives and holds a degree in Psychology from The University of Texas at Austin. He also earned dual degrees with a Master of Health Administration and a Master of Business Administration from the University of Houston-Clear Lake. Currently, there are no other significant changes in the Company’s structure, management, legal form or personnel.

Quantitative and qualitative disclosures about market risk

The information in note 23 of the notes to the consolidated financial statements included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2022, is incorporated by this reference.

Controls and procedures

The Company is a “foreign private issuer” within the meaning of Rule 3b-4(c) under the Securities Exchange Act of 1934, as amended (the Exchange Act). As such, the Company is not required to file quarterly reports with the Securities and Exchange Commission (the Commission) and is required to provide an evaluation of the effectiveness of its disclosure controls and procedures, to disclose significant changes in its internal control over financial reporting and to provide certifications of its Chief Executive Officer and Chief Financial Officer under Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 only in its Annual Report on Form 20-F. The Company furnishes quarterly financial information to the Commission and such certifications under cover of Form 6-K on a voluntary basis and pursuant to the provisions of the Company’s pooling agreement entered into for the benefit of the public holders of our shares. The pooling agreement will terminate upon effectiveness of the Conversion. While the Company currently expects to adhere to the reporting and certain other requirements of the pooling agreement, there can be no assurance that the Company will continue to do so.

In connection with such voluntary reporting, the Company’s management, including the Chief Executive Officer and the Chief Financial Officer of the Company’s General Partner, has conducted an evaluation of the effectiveness of the Company’s disclosure controls and procedures as of the end of the period covered by this report, of the type contemplated by Securities Exchange Act Rule 13a-15. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded in connection with the furnishing of this report, that the Company’s disclosure controls and procedures are designed to ensure that the information the Company is required to disclose in the reports filed or furnished under the Act is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms and are effective to ensure that the information the Company is required to disclose in its reports is accumulated and communicated to the General Partner’s Management Board, including the General Partner’s Chief Executive Officer and the Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. During the past fiscal quarter, there have been no significant changes in internal controls, or in factors that could significantly affect internal controls.

OTHER INFORMATION

Legal proceedings

The information in note 11 of the notes to the consolidated financial statements (unaudited), presented elsewhere in this report, is incorporated by this reference.

Exhibits

The following exhibits are filed within this Report:

Exhibit No.

1.1	Convenience translation of the Articles of Association (Satzung) of the Registrant (filed herewith).

31.1

Certification of Chief Executive Officer and Chair of the Management Board of the Company’s General Partner Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2

Certification of Chief Financial Officer and member of the Management Board of the Company’s General Partner Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1

Certification of Chief Executive Officer and Chair of the Management Board of the Company’s General Partner Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (this exhibit accompanies this report as required by the Sarbanes-Oxley Act of 2002 and is not to be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended).

32.2

Certification of Chief Financial Officer and member of the Management Board of the Company’s General Partner Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (this exhibit accompanies this report as required by the Sarbanes-Oxley Act of 2002 and is not to be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended).

101

The following financial statements as of and for the three- and nine-month periods ended September 30, 2023 from FMC AG & Co. KGaA’s Report on Form 6-K for the month of November 2023, formatted in iXBRL (Inline eXtensible Business Reporting Language) and included in the body of this report: (i) Consolidated Statements of Income, (ii) Consolidated Statements of Comprehensive Income, (iii) Consolidated Balance Sheets, (iv) Consolidated Statements of Cash Flows, (v) Consolidated Statements of Shareholders’ Equity and (vi) Notes to the Consolidated Financial Statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DATE: November 2, 2023

FRESENIUS MEDICAL CARE AG & Co. KGaA,
a partnership limited by shares, represented by:

FRESENIUS MEDICAL CARE MANAGEMENT AG,
its General Partner

By:	/s/ HELEN GIZA

Name:	Helen Giza
Title:	Chief Executive Officer and Chair of the Management Board of the General Partner

By:	/s/ MARTIN FISCHER

Name:	Martin Fischer
Title:	Chief Financial Officer and member of the Management Board of the General Partner